    As filed with the Securities and Exchange Commission on February 7, 1997
                                                      Registration No. 333-
================================================================================

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM SB-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           --------------------------

                            PMC INTERNATIONAL, INC.
                 (Name of small business issuer in its charter)


           Colorado                                 6282                               84-0627374
   (State or jurisdiction of            (Primary Standard Industrial                (I.R.S. Employer
incorporation or organization)           Classification Code Number)               Identification No.)


                     555 17th Street                                           555 17th Street
                  Denver, Colorado 80202                                   Denver, Colorado 80202
                      (303) 292-1177                             (Address of principal place of business or
(Address and telephone number of principal executive offices)       intended principal place of business)

                                  ----------

                              Kenneth S. Phillips
                     President and Chief Executive Officer
                             PMC International Inc.
                                555 17th Street
                             Denver, Colorado 80202
                                 (303) 292-1177
           (Name, address, and telephone number of agent for service)

                                   Copies to:

                            Francis R. Wheeler, Esq.
                            Holme Roberts & Owen LLP
                            1700 Lincoln, Suite 4100
                             Denver, Colorado 80203
                                 (303) 861-7000

   APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                                                           ------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                          -------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

=====================================================================================================================
                                                                    Proposed           Proposed
                                                                     maximum            maximum            Amount of
         Title of each class of               Amount to be       offering price        aggregate         registration
      securities to be registered            registered(1)        per share (2)   offering price (2)          fee
---------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share     12,914,706 shares        $2.46876          $31,883,309           $9,662.00
---------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share(3)   1,279,500 shares        $2.46876          $3,158,778              $957.00
---------------------------------------------------------------------------------------------------------------------
Total Registration Fee                                                                                     $10,619.00
=====================================================================================================================

(1)  All shares are being sold by Selling Shareholders.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act based on the average of the bid and the asked price of the Common Stock in the over-the-counter market as of the close of business on February 4, 1997.
(3) Represents shares of Common Stock issuable upon exercise of certain options and warrants held by the Selling Shareholders.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                  SUBJECT TO COMPLETION DATED FEBRUARY 7, 1997

PROSPECTUS                     14,194,206 SHARES
                            PMC INTERNATIONAL, INC.
                                  COMMON STOCK


         This Prospectus relates to the offer and sale by certain persons (and the transferees, pledgees, donees and successors thereof)(collectively the "Selling Shareholders") of up to 12,914,706 shares (the "Shares") of Common Stock, par value $.01 (the "Common Stock"), of PMC International, Inc. (the "Company") currently held by the Selling Shareholders and up to 1,279,500 Shares issuable upon the exercise of certain options and warrants currently held by the Selling Shareholders. The Selling Shareholders may sell the Shares from time to time in one or more transactions, including one or more underwritten offerings. The Selling Shareholders may effect such transactions directly to or through securities broker-dealers in the over-the-counter market or otherwise, and such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom the Selling Shareholder might sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). The Shares may also be offered in one or more underwritten offerings, on a firm commitment or best efforts basis. The underwriters in any underwritten offering and the terms and conditions of any such offering will be described in a supplement to this Prospectus. See "Selling Shareholders" and "Plan of Distribution."

         All Shares offered hereby are shares currently held by the Selling Shareholders or issuable upon the exercise of certain options and warrants currently held by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of the Shares offered hereby. The Company has agreed to bear all expenses in connection with the registration and sale of the Shares being offered by the Selling Shareholders other than compensation payable to securities broker-dealers by the Selling Shareholders and/or the purchasers of the Shares, any securities broker/dealer expense allowances and transfer taxes. The offering expenses to be paid by the Company are estimated to be approximately $ . The Company has agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Plan of Distribution."

         The Common Stock is traded in the over-the-counter market. The last reported sale price for Common Stock on February 4, 1997 was $2.50, as reported to the Company by the principal market maker in the Common Stock. See "Market for Common Stock."

         No dealer, salesperson or individual has been authorized to give any information, or to make any representations, other than those contained in this Prospectus or in a Prospectus Supplement in connection with the offer made by this Prospectus and any Prospectus Supplement, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Shareholders. Neither the delivery of this Prospectus or any Prospectus Supplement nor any sale made hereunder or thereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof or thereof or that the information contained herein is correct as of any time subsequent to the date hereof or thereof. This Prospectus and any Prospectus Supplement shall not constitute an offer to sell or a solicitation of an offer to buy any of the Shares in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

                          --------------------------

   A PURCHASE OF THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK
     FACTORS" ON PAGES 2 TO 4 FOR A DISCUSSION OF CERTAIN RISK FACTORS TO
                   BE CONSIDERED BY PROSPECTIVE INVESTORS.

                          --------------------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                     The date of this Prospectus is , 1997.

                             AVAILABLE INFORMATION


         The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the public reference facilities of the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. In addition, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov.

         The Company has filed with the Commission a registration statement on Form SB-2 under the Securities Act with respect to the securities offered hereby (the "Registration Statement"). This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the securities offered hereby reference is made to the Registration Statement, including the exhibits thereto, which may be inspected at, and copies thereof may be obtained at prescribed rates from, the public reference facilities of the Commission at the addresses set forth above.

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. Investors should carefully consider the information under the heading "Risk Factors." The information set forth below contains "forward looking statements" within the meaning of the federal securities laws, including statements regarding opportunities for growth from expanded use of existing distribution channels and expanded use by existing distribution channels of the Company's products and services and similar expressions concerning matters that are not historical facts. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the statements.


THE COMPANY

         PMC International, Inc. (the "Company") develops, markets, and manages sophisticated investment management products and services. Not a money manager itself, the Company's products and services facilitate the selection and/or monitoring of unaffiliated money managers or mutual funds for customers of the Company's distribution channels depending upon the size, sophistication and requirements of such customers. The Company's products and services address investment suitability and diversification, asset allocation recommendations, portfolio modeling and rebalancing, comprehensive accounting and portfolio performance reporting. The Company's revenues are realized primarily from fee sharing agreements for its products based on a percentage of managed assets as well as consulting fees for certain advisory services and licensing fees from its software products. As of September 30, 1996, assets of approximately $900 million were managed or administered using the Company's products and services.

         Founded in 1986, the Company is an independent sponsor of privately managed accounts and wrap programs. The majority of the Company's revenues are derived from its individually managed wrap program, which the Company developed and has administered since 1987. In addition to its traditional wrap program, since 1994 the Company has invested in developing related technology-based services and has added staff to develop and support the Company's new products. The Company's products and services are designed to assist professional financial consultants in their efforts to market high quality, fully diversified portfolio management products. Through the use of technology, the Company assists third party financial advisors such as banks, insurance companies and brokerage firms (collectively, "Institutional Channels") and independent financial planners ("Independent Channels") in allocating and diversifying a customer's investment portfolio across multiple asset classes and investments. In respect to Institutional Channels, the Company's products allow for a repeatable sales process which helps increase sales productivity while ensuring compliance with the Institutional Channels' corporate and regulatory policies.

         The Company has a staff of approximately 50 people, including more than 30 professionals, and conducts business in eight countries. The Company owns three subsidiaries: (i) Portfolio Management Consultants, Inc. ("PMC"), an investment advisory firm; (ii) Portfolio Brokerage Services, Inc. ("PBS"), a broker/dealer; and (iii) Portfolio Technology Services, Inc. ("PTS"), which specializes in developing proprietary software for use in the financial services industry. Unless the context otherwise requires, references herein to the Company include subsidiaries and predecessors of the Company. The Company's principal executive office is located at 555 17th Street, 14th Floor, Denver, Colorado 80202 and its telephone number is (303) 292-1177.


THE OFFERING

Common Stock offered by the Selling Shareholders............  14,194,206 shares(1)
Common Stock outstanding before the Offering................  14,522,614 shares(2)
Common Stock outstanding after the Offering.................  15,802,114 shares(3)

Use of Proceeds.............................................  The Company will receive none of the proceeds of the sale of the Shares.  See "Use of Proceeds."

-------------------

(1) Includes 1,279,500 shares of Common Stock issuable upon exercise of certain outstanding options and warrants held by Selling Shareholders.
(2) Does not include 3,586,500 shares of Common Stock reserved for issuance upon exercise of outstanding options and warrants issued by the Company.
(3) Does not include 2,307,000 shares of Common Stock reserved for issuance upon exercise of options granted under the Stock Option Plan for Employees and other options granted to employees and directors.

                                  RISK FACTORS

         AN INVESTMENT IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS ARE ADVISED THAT THEY MAY LOSE ALL OR PART OF THEIR INVESTMENT. PROSPECTIVE INVESTORS SHOULD CAREFULLY REVIEW THE FOLLOWING RISK FACTORS.

         Operating Losses, Possible Need for Additional Capital. The Company has incurred losses since its inception. The Company suffered a loss of $2,444,000 for the year ended December 31, 1995, and has had an estimated loss of approximately $3,700,000 for the year ended December 31, 1996. Historically, the Company has not generated sufficient cash for its operations and has suffered cash flow shortages. The Company has heretofore derived working capital principally from borrowings. In December 1996, the Company closed a private placement of its equity securities that generated approximately $7,500,000 of net proceeds, after payment of expenses of the offering and the repayment of approximately $2,500,000 of indebtedness. While the Company believes that such proceeds will be sufficient to support its working capital needs for the foreseeable future, there can be no such assurance. If the proceeds are not sufficient for the Company's working capital requirements, the Company's future liquidity needs may be dependent upon the Company's ability to borrow funds and complete additional equity offerings. There can be no assurance that financing will be available to the Company if and when needed.

         Acceptance of the Company's Products and Services. The revenues of the Company are directly dependent upon the amount of assets managed or administered using the Company's products and services. A decline in the market value of assets managed through the Company or a downturn in general economic conditions which causes investors to cease using the products and services of the Company or its distribution channels could materially and adversely affect the revenues of the Company.

         Competition. In offering services through its Independent Channels, the Company competes with other firms that offer wrap and managed account programs. The Company's customers in turn compete with banks, insurance companies, large securities brokers and other financial institutions which offer wrap account programs to the public. The Company believes that firms compete in this market primarily on the basis of service, since the wrap fees charged by others are similar to those charged by the Company. Firms that compete with the Company in providing services to its Independent Channels and Institutional Channels have more financial resources and greater recognition in the financial community than the Company. Competitors may reduce the fees charged for wrap account programs or pursue other competitive strategies that could have an adverse impact on the Company. There are many alternatives to wrap programs that are being offered to the public, such as life cycle funds, asset allocation funds, portfolio strategies and third party asset allocation services, and these services are competitive with those offered by the Company. As financial institutions continue to grow and build in-house asset administration service capabilities, some will be able to provide these services internally rather than using outsourcing providers. Competitors may succeed in developing products and services that are more effective than those that have been or may be developed by the Company and may also prove to be more successful than the Company in developing these products and marketing these services to third party asset managers. See "Business--Competition."

         Dependence on Significant Relationships. Most of the Company's gross revenues are generated by fees from the Company's Private Wealth Management investment advisory programs. The programs are provided by Institutional Channels and Independent Channels either under the Company's name or under the "private label" of such channel. The Company's private label relationships with Chase Manhattan Investment Services ("CMIS") accounted for approximately 18% of the Company's gross revenues at year end 1996. CMIS has restructured its business, which restructuring has materially and adversely affected the gross revenues derived from that relationship during 1996. While the Company has no reason to believe that its current investment advisory programs will not continue or, other than the restructuring of the CMIS program discussed above, that they will not continue to generate revenues for the Company consistent with prior years, there can be no assurance that such will be the case.

         Management of Growth. The Company has added staff over the last year to support the anticipated growth in assets managed using the Company's products and services. A continuing period of rapid growth could place a strain on the Company's management, operations, financial and other resources. The Company's ability to manage its growth effectively will require it to continue to invest in its operational and other internal systems, and to retain, motivate and manage its employees. If the Company's management is unable to manage growth effectively and new employees are unable to achieve anticipated performance levels, the Company's results of operations could be adversely affected. Potential investors should consider the risks, expenses and difficulties frequently encountered in connection with the operation and development of an expanding business. There can be no assurance that the Company will be able to manage effectively any future growth.

         Software Development. The Company has spent substantial funds on research and development of software products, principally Allocation Manager(TM), an asset allocation software program that supports the selling and servicing of assets allocation investment products. While management believes there is a strong market for its software products, there can be no assurance that the products will be successful or that changes to or interpretations of existing federal and state laws, rules and regulations will not adversely affect the market for such products. The Company's products are dependent upon the delivery of timely data updates, typically on a quarterly basis, from third-party providers. To the extent such updates are not made available to the Company on a timely basis, it would materially and adversely affect the Company's ability to deliver its products and related services.

         Dependence on Key Personnel. The success of the Company is dependent upon the abilities of its executive officers. The loss of the Company's executive officers may have a material adverse effect on the Company. See "Management."

         Effect of Government Regulation. The Company's business falls entirely within the securities industry, an industry which is heavily regulated by the federal and state governments. The Company is subject to regulatory changes which could adversely affect its business. For example, in the event the federal government imposes a tax on securities transactions, as has been proposed from time to time by the executive branch of the federal government, the increased cost associated therewith could have a material adverse effect on the business of the Company. In addition, as an investment adviser and a broker/dealer, the Company's subsidiaries are subject to regulation by the Commission, the National Association of Securities Dealers, Inc. (the "NASD") and state regulatory agencies. Consequently, the Company could become subject to restrictions or sanctions from the SEC, the NASD or such state regulatory agencies. It is impossible to predict the direction future regulations will take or the effect of such regulations on the Company's business.

         Principal Shareholders. As of the date of this Prospectus, the Company's executive officers, directors and affiliates of such persons beneficially own approximately 46% of the outstanding shares of Common Stock. This group of shareholders therefore is in a position to exercise a substantial influence over matters submitted to the vote of the Company's shareholders. See "Description of Capital Stock."

         Market for Common Stock. The Common Stock is not listed on an exchange or included on The Nasdaq Stock Market, but is quoted in the OTC Bulletin Board. Transaction is the Common Stock are subject to Rule 15c2-6 under the Exchange Act, which imposes certain requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors. For transactions covered by the rule, broker/dealers must make a special suitability determination for purchasers of the securities and receive the purchaser's written agreement to the transaction prior to sale. Thus, Rule 15c2-6 may affect the ability of broker/dealers to sell Common Stock and thereby the ability of investors to sell their Shares in the secondary market. In addition, securities traded in the OTC Bulletin Board may be subject to more price volatility than securities listed on an exchange or Nasdaq. Due to the fact that the Common Stock is not listed on an exchange or on Nasdaq and the application of Rule 15c2-6, the trading volume of the Common Stock is extremely low. Consequently, there may be only a limited market for the Shares. In addition, the lack of trading volume may have an adverse effect on the price at which the Shares may be sold.

         The Common Stock was delisted from The Nasdaq Small Cap Market in February 1995 because the Company failed to satisfy the requirements for continued listing. Under listing requirements recently adopted by the NASD and submitted to the Commission, to be included in The Nasdaq Small Cap Market, among other requirements, (i) an issuer must have net tangible assets of $4,000,000 and (ii) its common stock must have a minimum bid of at least $4.00 per share. While the Company currently satisfies the net tangible assets requirement for inclusion on The Nasdaq Small Cap Market, it may not satisfy the minimum per share bid price within the foreseeable future. The Company will, however, consider effecting a reverse stock split if necessary to satisfy the listing requirements for The Nasdaq Small Cap Market. The Company will also consider alternative markets for the listing of its Common Stock.

         Dividends. Payment of dividends is contingent upon, among other things, future earnings, if any, the financial condition of the Company, capital requirements, general business conditions, and other factors which cannot now be predicted and, subject to the limitations described below, is in the discretion of the Board of Directors of the Company. In addition, no dividends may be paid on Common Stock unless dividends payable on Series A Preferred Stock are current. See "Description of Capital Stock--Preferred Stock." As of January 31, 1997 the Company was in default in the payment of dividends on the Preferred Stock in the amount of $253,503. The Company has never paid dividends on the Common Stock and it is highly unlikely that dividends on the Common Stock will be paid by the Company in the foreseeable future.


                                USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of the Shares by the Selling Shareholders. To the extent Shares sold hereunder were acquired by the Selling Shareholders upon the exercise of currently outstanding options or warrants, the Company will realize proceeds in an amount equal to the exercise price of such warrants or options. The Company currently intends to use any such proceeds for general working capital purposes.

                          MARKET FOR THE COMMON STOCK

         Prior to February 1995, the Common Stock was traded on The Nasdaq Small Cap Market. See "Risk Factors-- Market for Common Stock." The Common Stock currently trades in the over-the-counter market under the symbol "PMCI." The following table shows the high and low bid prices and trading volume of the Common Stock for the periods indicated as reported by the principal market maker in the Common Stock. These quotations reflect inter-dealer prices without retail markup, markdown, or commissions and may not necessarily represent actual transactions.



                                        HIGH BID          LOW BID
                                        --------          -------
1995
First Quarter                           $1.25             $0.6875
Second Quarter                          $0.6875           $0.50
Third Quarter                           $1.3125           $0.5625
Fourth Quarter                          $1.625            $0.75

1996
First Quarter                           $1.00             $0.625
Second Quarter                          $1.8125           $0.9375
Third Quarter                           $2.0625           $1.375
Fourth Quarter (1)                      $2.00             $1.375

1997
First Quarter                           $2.50             $2.00
(through February 4)

------------------------------

(1) Does not reflect the private placement of 5,177,000 shares of Common Stock by the Company in December 1996 at a price of $2.125 per share.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.


         The information set forth below contains "forward looking statements" within the meaning of the federal securities laws, including statements regarding opportunities for growth from expanded use of existing distribution channels and expanded use by existing distribution channels of the Company's products and services and similar expressions concerning matters that are not historical facts. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the statements. See "Risk Factors."


GENERAL

         PMC International, Inc. develops, markets, and manages sophisticated investment management products and services. Not a money manager itself, the Company's products facilitate the selection of unaffiliated money managers or mutual funds depending upon the size, sophistication and requirements of the investor. The Company's products and services address investment suitability and diversification, asset allocation recommendations, portfolio modeling and rebalancing, comprehensive accounting and portfolio performance reporting. The Company's revenues are realized primarily from fee sharing agreements for its products based on a percentage of managed assets as well as consulting fees for certain advisory services and licensing fees from its software products. As of September 30, 1996, assets of approximately $900 million were managed or administered using the Company's products and services.

         The Company's consolidated revenues are generated through its three operating subsidiaries PMC, PBS, and PTS. Currently, the Company's revenues are primarily derived from fees charged to customers for certain investment advisory, broker-dealer, portfolio administration and reporting services ("Investment Management Fees") which generally are collected in advance on a quarterly basis from each of its customers. PMC's Investment Management Fees are determined and collected as a percentage of managed assets. Those fees are affected by the extent to which the Company attracts new, or loses existing customers, the appreciation or depreciation of the U.S. and international equity and fixed income markets, and the type and size of accounts and the corresponding difference in fee schedules.


RESULTS OF OPERATIONS

         Nine Months Ended September 30, 1996 Compared to Nine Months Ended September 30, 1995

         During the first nine months of 1996, the Company's subsidiary PTS began contributing revenues as institutional distribution channels began entering into agreements for customized versions of Allocation Manager(TM), the Company's new software based mutual fund asset allocation program. Also during this period, the Company's new performance reporting service, MARS, began signing new distribution channels and generating revenue. For the nine months ended September 30, 1996 the above products generated $175,000 in revenues. These products represent a customer base of approximately 400, 900 and 1,150 accounts for the periods ended March 31, June 30 and September 30, 1996, respectively.

         The Company's Investment Management Fees increased by 3.7% and 12%, respectively, for the three months and nine months ended September 30, 1996, when compared with the three months and nine months ended September 30, 1995. Total revenues for the three and nine-month periods increased by 5.6% and 14%, respectively, over the same time periods in the previous year. Increased revenues were primarily attributable to an increase in managed assets which utilize the Company's products and services.

         Total expenses for the three months and nine months ended September 30, 1996, on a consolidated basis, increased by 15% and 25%, respectively, over the same time periods in 1995. The largest percentage increases were experienced in salaries, interest and depreciation expenses. These three line items, in aggregate, accounted for approximately 31% and 30% of total expenses for the three months and nine months ended September 30, 1996, as compared to 22% and 23% through the corresponding periods in 1995, and are directly attributable to the costs and staffing requirements associated with the development and start-up phase of the Company's new products and services. Salaries, for example, were $807,531 during the third quarter of 1996, compared with $599,012 for the same period in 1995. For the first nine months of 1996, salaries were $2,342,487, compared with $1,661,892 for the same nine-month period in 1995. Similarly, the Company's financing activities and its increase in capital lease payments and interest expense were $115,941 and $232,528, respectively, for the three and nine months ended September 30, 1996, compared with $27,541 and $62,560 for the same periods in 1995.

         Depreciation on the previously capitalized costs of developing the Company's new software products, other fixed assets, and amortization of goodwill for the three months and nine months ended September 30, 1996 were $136,335 and $393,505, respectively. Depreciation and amortization for the comparable periods in 1995 were $38,835 and $96,505.

         Increased staffing and costs associated with the development, release and support of the Company's new products and services have resulted in higher overall costs across a number of expense categories. At September 30, 1996 the Company employed 50 full time employees as compared with 37 full time employees at September 30, 1995. New staff has been added in the areas of marketing, sales, software programming and systems support. Other areas of substantially increased expense were telecommunications, printing, reference materials and publications. Occupancy and equipment costs rose by 13% and 26% for the three months and nine months ended September 30, 1996 over the same periods in the previous year, with approximately half of this increase attributable to the addition of non-capitalized hardware and software. For example, the Company recently completed the installation of a proprietary, multi-currency portfolio accounting and reporting system which will eliminate the Company's past reliance upon third party "service bureau" providers who charge the Company on a "per-portfolio" basis for data processing. The new in-house system will lower the Company's costs, per customer, and improve margins as the Company continues to grow. The Company's expenses also reflect increased equipment leases and an annual adjustment to the Company's office lease for common operating costs.

         The completion and release of the Company's new products, the development of new sales and marketing agreements, and the regulatory and compliance issues associated with these new products and relationships contributed to an overall increase of professional fees by 35% and 31%, respectively, over the first three and nine month periods of 1996. Although the legal fees related to the Company's defense and final settlement with the SEC investigation have decreased, the Company continues to incur expenses in connection with the implementation of the final settlement, including the cost of an independent accounting firm to determine net trading profits and the cost of the defense of the Company's former Chief Executive Officer. See "Business--Corporate History--SEC Investigation and Settlement." Legal expenses were also incurred in connection with ensuring regulatory compliance by the Allocation Manager(TM) mutual fund software program and in the establishment of complex relationships with several new distribution channels.

1995 Compared to 1994

         Investment Management Fees for the year 1995 increased to $8,632,888 from $8,556,518 in 1994. The Company's consolidated revenues for the same period were $9,172,479 versus $9,280,650 for 1994, a decline of 1.2%. This decrease is largely the result of discontinuation of principal trading activities in April of 1994. Revenues generated from principal trading in the first quarter of that year were approximately $200,000. The portion of the Investment Management Fees paid to investment advisers who make specific investment decisions on a discretionary basis ("Portfolio Manager") for the client and broker-dealer, investment adviser agents who service the client ("Financial Adviser") and custodial fees for these periods accounted for $5,139,613 versus $4,967,557 for 1994, representing an increase of 3.5%. PMC's lower margins were a result of several factors including 1) a shift in asset growth from higher margin sales channels to lower margin channels, and 2) larger average new client relationships which pay lower gross fees to PMC. Management has taken steps to increase its marketing efforts relative to its higher margin sales channels. It is also making adjustments to the pricing of larger relationships to increase margins on these accounts.

         In April 1994, the Company issued a public announcement regarding an SEC investigation that began in late 1993. The investigation focused on the firm's principal trading activities. During 1994 the Company expended approximately $800,000 in legal fees and other expenses in connection with this matter. During 1995, legal fees relating to this matter represented an additional $260,000. The Company accrued $465,000 in 1995 as a reserve against estimated settlement expense related to this investigation.

         Interest expense, resulting from a bridge loan completed in March 1995, and subordinated debt amounted to $83,000 while depreciation and amortization expenses totaled $171,907 for the period. Non-recurring costs relating to the restructuring of the Company in July 1995, including investment banking and legal fees, were $190,000; and severance costs in connection with the departure of Mr. Marc Geman, the Company's former Chief Executive Officer, totaled $180,000. To summarize, $255,000 went towards interest, depreciation and amortization while approximately $1,000,000 went towards non-recurring expenses.

         Significant changes in the Company's balance sheet, which impacted the Company's cash flow requirements, included the capitalization of $419,617 in connection with the development of the Allocation Manager(TM) software program and $316,176 of newly acquired fixed assets in connection with hardware and software requirements for PTS and PMC's operations department. The acquisition of these fixed assets was expected to significantly lower operating costs in connection with the management and administration of the Company's managed account products, although the cost reductions were not expected to be fully realized until the third quarter of 1996. Additionally, $179,955 of other fixed assets and leasehold improvements was capitalized.

         Liabilities increased substantially over the prior period. Much of the increase was the result of the Company's cash flow difficulties. Accrued expenses, not requiring current cash payment, totaled $794,000, including $465,000 reserved for the estimated expense of a settlement with the SEC. Notes payable increased by $1,600,000 as a result of the Company's financing efforts during 1995.


LIQUIDITY AND CAPITAL RESOURCES

         The Company's operating losses incurred over the last several years have resulted in the need for substantial funding. During the first three quarters of 1996, the Company borrowed an aggregate of $1.8 million from Bedford Capital Financial Corporation ("Bedford") and received an additional $1.0 million from the private placement of debt securities. These financings were in addition to $1.2 million borrowed by the Company from Bedford in July 1995 and $482,500 received by the Company from the private placement of debt securities in late 1995 and early 1996. In November 1996 the Company borrowed an additional $250,000 as bridge financing to fund working capital shortfalls through the completion of a private placement of Common Stock. See "Business--Corporate History." The Bedford loans, the private placements and the bridge financing each involved the issuance of warrants to purchase Common Stock.

         In December 1996 the Company completed a private placement of 5,177,000 shares of Common Stock at a price of $2.125 per share. Also in December 1996, the Company completed a restructuring of its debt and preferred stock. The restructuring involved (i) the payment of all outstanding interest on the Bedford loans, the repayment to Bedford of $1,976,250 of outstanding principal on the Bedford loans, the exercise by Bedford of warrants to purchase 1,023,750 shares of Common Stock and the delivery by Bedford of canceled promissory notes in the amount of $1,023,750 in satisfaction of the exercise price of the warrants, the cancellation of Bedford's remaining warrants, and the issuance to Bedford of new warrants to purchase up to 150,000 shares of Common Stock at an exercise price of $2.125 per share; (ii) the exercise of warrants to purchase 1,500,000 shares of Common Stock issued to investors in connection with the Company's private placement of promissory notes and warrants in December 1995/January 1996 and May/June 1996 and the delivery of canceled promissory notes in the aggregate principal amount of $1,500,000 in satisfaction of the exercise price of such warrants, payment by the Company of all outstanding interest due and owing on such notes as of the exercise date, and the issuance of new warrants to purchase an aggregate of 150,000 shares of Common Stock to such investors; (iii) the repayment of the November 1996 bridge loan, and (iv) the conversion of 210,835 shares of the Company's Preferred Stock into 289,902 shares of Common Stock, resulting in a reduction in the Company's cumulative dividend obligation to the holders of Preferred Stock from $583,576 as of September 30, 1996 to $253,503 as of as of January 31, 1997. A portion of the conversion of shares of the Company's Preferred Stock into Common Stock was effected in January 1997. See "Business--Corporate History."

          The Company believes that the proceeds of the December 1996 offering and restructuring have resulted in sufficient capital resources to meet the Company's substantial additional funding requirements until its new and existing products and services can generate sufficient revenues to offset its costs. The Company's intention is to use the additional equity capital to (i) finance any future operating losses the Company may incur, (ii) strengthen the Company's balance sheet with the goal of relisting of the Common Stock on The Nasdaq Small Cap Market, and (iii) provide adequate working capital to meet the Company's long term requirements.

                                    BUSINESS


INDUSTRY OVERVIEW

         The financial services industry has been one of the fastest growing sectors in recent years. As the industry has grown, a substantial shift from commission and transaction-based products to advisory and fee-based products has occurred. Evidenced most clearly in the popularity of mutual funds, consumer demand for investment advice and services in connection with managed asset products has increased enormously over the past 10 years. The mutual fund industry has grown from 1,528 funds encompassing $495 billion of assets in 1985 to 5,761 funds encompassing $2.8 trillion of assets in 1995. Increasingly, investors are looking for expertise to assist them in understanding the range of investment products that are currently marketed. As such, managed account programs, such as asset allocation and wrap-fee accounts which assist investors in developing and implementing appropriate investment strategies, have grown significantly to service this segment of the marketplace. Wrap programs, which offer a highly-personalized, fee-based (as opposed to commission-based) platform for financial management, have grown to more than $100 billion in assets at year-end 1995.

         In recent years, there have been two principal objectives in the development and marketing of wrap programs. First, to improve customer service, programs were developed offering asset allocation and professional money management services that would better position a customer's investment portfolio. Asset allocation is a significant determinant of successful long-term investment performance. In addition, by consolidating the numerous investment services, costs of portfolio management can often be reduced as compared to purchasing individual services in traditional a la carte fashion. The second reason for developing these programs was to shift customer assets from dormant custody accounts, which traded periodically and without predictability, into predictable revenue producing assets for the sponsoring firm. In developing a "trust building" product, wrap program sponsors provide the following four basic functions for a customer in addition to money management, brokerage and custody services; (i) customer evaluation, (ii) asset allocation and investment policy development; (iii) investment management evaluation and selection, and (iv) quarterly monitoring and reporting services.

         As wrap programs have grown in size and popularity, investment portfolio managers (those that manage individual accounts consisting of stocks and bonds) and mutual fund distributors are increasing their involvement within these programs. These programs give money managers and mutual funds the ability to market themselves and participate in distribution channels of financial planners, which in turn provide them with the opportunity to increase their assets under management. With attention rapidly shifting to long-term asset allocation strategies, consultant wrap assets, assets managed by professional money managers, have grown from $60 billion in 1993 to $80 billion in 1994 to $110 billion in 1995, while mutual fund wrap assets have grown from $8 billion in 1993 to $12 billion in 1994 to $19 billion in 1995. In 1988, assets in these wrap programs were estimated at less than $2 billion.


BACKGROUND OF THE COMPANY

         Founded in 1986, the Company is an independent sponsor of privately managed accounts and wrap programs. The majority of the Company's revenues are derived from its individually managed wrap fee program, which the Company created and has administered since 1987. In addition to its traditional wrap fee program, since 1994 the Company has invested in developing a menu of related technology-based services and has added staff to develop and support the Company's new products. The Company's products and services are designed to assist professional financial consultants in their efforts to market high quality, fully diversified portfolio management products. Through the use of technology, the Company assists financial advisors such as banks, insurance companies and brokerage firms, as Institutional Channels, and independent financial planners, as Independent Channels, in allocating and diversifying a customer's investment portfolio across multiple asset classes and investments. In respect to Institutional Channels, the Company's products allow for a repeatable sales process which helps increase sales productivity while ensuring compliance with the Institutional Channels' corporate and regulatory policies.

         The Company has a staff of approximately 50 people, including more than 30 professionals, and conduct business in 8 countries. The Company owns three subsidiaries: (i) Portfolio Management Consultants, Inc., an investment advisory firm that is registered with the SEC and is registered or exempt from such registration in all U.S. jurisdictions; (ii) Portfolio Brokerage Services, Inc., a broker/dealer registered with the NASD and all U.S. jurisdictions; and (iii) Portfolio Technology Services, Inc., which specializes in developing proprietary software for use in the financial services industry.


PRODUCTS AND SERVICES

Portfolio Management Consultants, Inc.

         PMC currently has four discrete but vertically integrated product lines. Each product offered by PMC is designed to assist professional financial consultants in various aspects of their business. The four services are (i) Private Wealth Management(TM), PMC's individually managed account wrap program,
(ii) Allocation Manager(TM), a mutual fund asset allocation program available both on paper and through the Company's proprietary software that provides comprehensive and detailed investment suitability analysis, recommended allocation of assets, portfolio modeling and rebalancing, and comprehensive portfolio performance reporting, (iii) Managed Account Reporting Services, a portfolio accounting and reporting service that operates as a service bureau, and (iv) Style Manager(TM), a discretionary money management program, using style index funds and mutual funds, that offers equity style rotation. In addition, PMC provides consulting services to Institutional Channels and high net worth customers.

         Private Wealth Management

         Private Wealth Management, PMC's multi-manager institutional wrap program, has historically been PMC's largest revenue producer. Targeted toward customers with high net worth (typically having a portfolio larger than one million dollars), Private Wealth Management assists financial planners in assembling a custom-selected team of professional money managers which precisely matches an individual investor's personal investment goals, risk tolerance, and objectives.

         Each portion of an individual's portfolio (allocated into asset classes such as equity, fixed income and cash, and asset sub-classes such as value, growth, large cap, small cap, and emerging markets) is managed by a carefully selected institutional money management firm that has been chosen from PMC's list of recommended managers as best suited to match an investor's investment philosophy within a specific discipline. An important and proprietary component of the Private Wealth Management program involves the basis of selection of these money managers. PMC currently recommends a number of independent money managers for its Private Wealth Management multi-manager program, representing a diverse range of philosophies and styles. These managers are chosen based largely on quantitative analysis emphasizing return-based, multi-factor style benchmarking. High correlation to benchmark indices, supported by positive alpha, are necessary to meet the "Preferred" standard for manager recommendations. Also considered in manager evaluations are historical performance, investment philosophy and style, disciplines, employee turnover, rate of growth, accounts gained or lost, and industry reputation. To help a customer choose and understand investment options, PMC provides detailed profiles on money managers in the context of style and methodology to achieve maximum investment diversification. Additionally, PMC will provide guidance on the termination of existing managers and the rebalancing of the customer's assets. The Company considers periodic portfolio rebalancing decisions to be an extremely important determinant of long-term performance. Thus, several rebalancing options are offered within both PMC's private account programs.

         Private Wealth Management is marketed under both the PMC label and private labels. Institutional Channels currently using private-label versions of Private Wealth Management include CMIS, National Financial Correspondent Services ("NFCS"), the wholly-owned brokerage and securities clearing subsidiary of Fidelity Management and Research, and Israel Discount Bank of New York. Additionally, PMC distributes Private Wealth Management under its own name through thirty financial planning broker-dealers and investment advisors representing more than 10,000 registered sales professionals. To support the sales process, the Company employs a staff of marketing representatives. The Company has a joint marketing agreement with Schwab Institutional Management, pursuant to which a specialized version of the Private Wealth Management program is marketed to independent investment advisors who utilize the services of Schwab. Currently, PMC is servicing Institutional Channels in the U.S. and seven Latin American countries with several institutional money managers participating in the Company's wrap programs.

         Allocation Manager(TM)

         Allocation Manager(TM), introduced in late 1995 and as an operating product during the third quarter of 1996, is a Windows-based software program. The program is designed to aid in the solicitation, sale, and servicing of mutual funds, variable annuities, offshore investments and other selected financial products. A highly-flexible program based upon theories of mass customization, Allocation Manager(TM) has the capability of being tailored for use by specific financial distribution channels having their own proprietary product mix. This product assists in guiding a wide range of investors through the complex process of choosing an appropriate combination of mutual funds.

         Allocation Manager(TM) was built with the intention of being customized by PMC's existing and prospective clients, many of whom have proprietary families of mutual funds. As a result, Allocation Manager(TM) supports a broad range of financial products and programs, both domestically and globally, and can be customized to the individual requirements of Institutional Channels.

         A version of Allocation Manager(TM), called Fund CounselorSM, is being marketed by NFCS. Under the Fund CounselorSM Program, NFCS will provide brokerage, clearing and custodial services and will make the program available to its more than 225 bank, insurance and financial planning broker/dealers. In addition, PMC is currently pursuing similar relationships with other substantial distributors and securities clearing firms and will market the Allocation Manager(TM) platform within the Schwab Institutional Management system.

         Based upon (i) the substantial growth in the mutual funds industry over the last 15 years, (ii) investor trends in mutual fund investment and
(iii) industry expectations, management believes PMC's existing expertise and operations will permit a smooth integration of this new program with existing products and services offered by the Company while expanding and diversifying the distribution channels for such products and services. Because the program also provides educational tutorials, training modules and dynamic portfolio modeling, Allocation Manager(TM) is much more than simply a "front-end" sales tool. It can be positioned as a technology sale with licensing revenues to PTS or it can be positioned, subject to applicable regulatory guidelines and restrictions, as an investment management tool, allowing PMC to receive asset-based pricing.

         Managed Account Reporting Services

         Management believes that as a result of the growth within the fee-based financial advisory segment of the industry over the past ten years, many institutions have been seeking ways to improve their reporting capabilities. The Company's Managed Account Reporting Service ("MARS") is used by financial professionals in providing customers with the increasingly important value-added services of portfolio performance reporting and cost-based tax accounting. Essentially a service bureau/data processing service, MARS leverages a PMC core competency, allowing PMC to sell, on a stand alone basis, its attractive monthly and quarterly reports.

         MARS provides detailed statements that include comprehensive management reporting, account reconciliation and cost-based accounting on a full-accrual basis. In addition, PMC provides full color, quarterly performance reports detailing the investor's objectives and performance of each investment strategy, money manager or mutual fund, as well as the entire portfolio.

         During 1996 PMC entered into an agreement with National Financial Services Corporation, an affiliate of Fidelity Management and Research ("NFSC"), to manage NFSC's newly created performance reporting service called MAPS Tool Box ("MAPS"). MAPS provides NFSC's correspondents with access to high quality, quarterly performance reports and tax lot, cost basis and fully accrued account statements. This service is targeted at high net worth investors managed by financial planners and financial consultants who use the securities clearing services of NFSC. MARS is also being marketed within the Schwab Institutional Management system to the many investment advisors that use Schwab's custodial services.

         Style Manager(sm) Asset Management Products

         Style Manager(sm) is a family of discretionary asset management products which recommend strategies for the periodic rebalancing of both institutional and retail investor portfolios. Through the use of Style Manager(sm), clients' portfolios are periodically rebalanced through the rotation of U.S. equity styles (i.e., growth and value companies and large, mid and small capitalization companies), with the intention of capturing superior performance that results from taking advantage of certain cyclical sector inefficiencies in the U.S. equity markets. Recommended shifts in equity allocations are designed to move assets away from under-performing sectors into those likely to perform best. Although Style Manager(sm) recommends shifts within the U.S. equity markets, it does not recommend shifts between macro asset classes such as stocks, bonds and cash, thus the program is not a market timing program as the term is generally used. Currently, three Style Manager(sm) versions have been developed.

Portfolio Brokerage Services, Inc.

         Portfolio Brokerage Services, Inc. ("PBS"), a wholly owned subsidiary of the Company, is registered as a broker/dealer with the NASD and in all U.S. jurisdictions. PBS executes security transactions for certain of PMC's privately managed account programs on behalf of its customers through the customer's custodian bank on a delivery vs. payment basis. A self-clearing broker/dealer, substantially all trading activity of PBS is unsolicited and initiated by the independent money managers used in PMC's private wealth management program. Managers make all buy and sell decisions and place most orders with PBS for execution. PBS executes substantially all trades through third party market makers. All transactions are effected on an agency basis.

Portfolio Technology Services, Inc.

         Portfolio Technology Services, Inc. ("PTS"), a wholly owned subsidiary of the Company, is a technology company dedicated to providing innovative software products to the financial services industry. PTS leverages the product knowledge of PMC to design and build integrated product solutions to meet the challenge of consolidating products and pricing in multiple segments of the financial services industry. As its primary contribution to the Company, PTS has developed the sales workstation platform used for Allocation Manager(TM) and communication interfaces to multiple custodial systems. PTS licenses its technology, and provides customization services to its strategic partners.


SIGNIFICANT RELATIONSHIPS

         Most of the Company's gross revenues are generated by fees from the Company's Private Wealth Management investment advisory programs. The programs are marketed and sold by Institutional Channels and Independent Channels either under the Company's name or under the "private label" of such channel. The Company's private label relationships with CMIS accounted for approximately 18% of the Company's gross revenues at year end 1996. CMIS has restructured its business, which restructuring has materially and adversely affected the gross revenues derived from that relationship during 1996. While the Company has no reason to believe that its current investment advisory programs will not continue or, other than the restructuring of the CMIS program discussed above, that they will not continue to generate revenues for the Company consistent with prior years, there can be no assurance that such will be the case.

         Pursuant to a joint marketing agreement between the Company and Schwab Institutional Management, a specialized version of the Private Wealth Management program is being marketed to independent investment advisors who utilize the services of Schwab Institutional Management. The Company's agreement with Schwab potentially represents one of the Company's most significant new relationships. Schwab provides custody and clearing services for independent RIAs. With respect to Schwab Institutional Management's RIA customers who determine to use the Company's products and services, Schwab Institutional Management will provide brokerage, custody and securities clearing services while PMC will provide asset allocation, money manager due diligence, monthly and quarterly reporting, sales support and training.

         The Company is continuing to target other means of distribution, and has executed selling agreements with new Institutional Channels for its products. Examples of the new relationships include MONY Securities Corporation and Farwest Advisory Services, Inc., the investment advisory affiliate of Investment Centers of America . MONY Securities

Corporation will use Allocation Manager(TM) to sell its proprietary fund family, The Enterprise Funds, while Farwest will market PMC's "off-the-shelf" program to sell mutual funds selected by PMC.


COMPETITION

         In offering services through its Independent Channels, the Company competes with other firms that offer wrap and managed account programs. The Company's customers in turn compete with banks, insurance companies, large securities brokers and other financial institutions which offer wrap account programs to the public. The Company believes that firms compete in this market primarily on the basis of service, since the wrap fees charged by others are similar to those charged by the Company. While a number of firms each provide a portion of the services provided by the Company through its Institutional Channels, the Company believes it is one of a few firms offering integrated services to customers. Firms that compete with the Company in providing services to its Independent Channels and Institutional Channels have more financial resources and greater recognition in the financial community than the Company. Competitors may reduce the fees charged for wrap account programs or pursue other competitive strategies that could have an adverse impact on the Company.

         The Company's success is in large part a function of the Independent Channels and Institutional Channels through which its services are offered to others. There are many alternatives to wrap programs that are being offered to the public, such as life cycle funds, asset allocation funds, portfolio strategies and third party asset allocation services, and these services are competitive with those offered by the Company. As financial institutions continue to grow and build in-house asset administration service capabilities, some will be able to provide these services internally rather than using outsourcing providers. Competitors may succeed in developing products and services that are more effective than those that have been or may be developed by the Company and may also prove to be more successful than the Company in developing these products and marketing these services to third party asset managers.


GOVERNMENT REGULATION

         The Company's business falls entirely within the securities industry, an industry which is heavily regulated by the federal and state governments. The Company is subject to regulatory changes which could adversely affect its business. For example, in the event the federal government imposes a tax on securities transactions, as has been proposed from time to time by the executive branch of the federal government, the increased cost associated therewith could have a material adverse effect on the business of the Company. In addition, as an investment adviser and a broker/dealer, the Company's subsidiaries are subject to regulation by the Commission, the NASD and state regulatory agencies. Consequently, the Company could become subject to restrictions or sanctions from the Commission, the NASD or such state regulatory agencies. It is impossible to predict the direction future regulations will take or the effect of such regulations on the Company's business.


CORPORATE HISTORY

Acquisition of Schield Management Company

         In September 1993 Portfolio Management Consultants, Inc. ("PMC") merged with Schield Management Company ("Schield"), a publicly traded market timing firm, in a share exchange. In that transaction, all operating assets of Schield were divested prior to the merger and it was treated as a reverse acquisition of Schield by PMC. Schield's name was changed to PMC International, Inc. and PMC became a wholly owned subsidiary of the Company, with PMC's shareholders receiving shares in the publicly held company.

SEC Investigation and Settlement

         During November 1993, representatives of the staff of the SEC began an examination of PMC and in January 1994, the Commission issued a "Formal Order of Investigation." In April 1994, the staff of the Commission made a formal enforcement recommendation against PMC, its President Mr. Kenneth S. Phillips and its former Chief Executive

Officer, Mr. Marc Geman, who subsequently terminated his association with the Company and its subsidiaries in July, 1995. The recommendation alleged that PMC and such officers had violated anti-fraud provisions of the Securities Act, the Exchange Act and the Investment Adviser's Act of 1940 and the record keeping requirements of the Exchange Act.

         Over the course of the following two years the Company committed significant resources to its defense and the defense of its officers. The case addressed issues associated with disclosures and standards of "best execution" in advisory and wrap programs. The investigation adversely affected the Company's new business development activities during the period, as very few firms were willing to develop relationships with the Company while an enforcement recommendation was pending.

         On June 27, 1996, PMC and Mr. Phillips announced that they had reached a settlement agreement with the Commission. Pursuant to the settlement agreement, PMC and Mr. Phillips, without admitting or denying the Commission's allegations, consented to an Order whereby PMC agreed to engage a compliance executive and to refund net principal trading profits together with prejudgment interest thereon, in an amount to be determined by an independent accountant. The Company has preliminarily estimated the amount of the net trading profits to be $465,000. This amount was reserved in the fourth quarter of 1995 and cash in an amount approximating that number has been escrowed for exclusive use in the settlement. In addition, Mr. Phillips agreed to a censure and payment of a $25,000 fine. The Company currently estimates that the final amount of the refund will be approximately $510,000.

Bedford

         In July 1995, the Company entered into a transaction with Bedford pursuant to which Bedford loaned $1.2 million to the Company and received an option to loan up to an additional $1.8 million to the Company for a specified period of time and pursuant to certain call provisions. Each dollar loaned carried a ten-year warrant to purchase one share of the Common Stock at an exercise price of $1.00 per share. In connection with this funding and the related shareholder and investment agreements, Bedford received certain rights including, but not limited to, the right to elect two of the Company's five directors, the right to receive options that mirrored certain issuances or option grants by the Company, and a security interest in all assets of the Company and its subsidiaries. Contemporaneously with the closing of the July 1995 transaction with the Company, Bedford also purchased 1.0 million shares of the Common Stock from Mr. Geman, the former chief executive officer of the Company who was a subject of the investigation by the staff of the Commission. Between July 1995 and July 1996, the Company obtained the full $3.0 million financing from Bedford and certain assignees of Bedford (the "Bedford Loans").

         In addition, the Company granted to Bedford certain other rights in connection with future debt and equity financings which included a right of first negotiation regarding future fundings, a 30-day exclusive negotiation period, and a right of first refusal to match unsolicited offers for financing. The Company also agreed to pay a $100,000 annual monitoring fee to Nevcorp Inc., which is owned by J.W. Nevil Thomas, who has been designated by Bedford to serve on the Company's Board of Directors.

         The Company's relationship with Bedford was restructured in December 1996. See "--December 1996 Restructuring."

December 1995 and June 1996 Offerings

         In December 1995 and January 1996, the Company issued a total of 482.5 units through a private offering (the "December 1995 Offering"), with each unit consisting of a convertible promissory note with a principal amount of $1,000 and a warrant to purchase 1,000 shares of common stock at an exercise price of $1.00 per share. During June 1996 the Company issued an additional 1,017.5 units through another private offering (the "June 1996 Offering") under substantially the same terms. These private offerings were issued primarily to employees, business associates and affiliates of the Company or Bedford. The purchasers of units in the December 1995 and June 1996 Offerings received registration rights with respect to the shares of Common Stock underlying the warrants.

Phillips & Andrus, LLC; KP3, LLC

         Phillips & Andrus LLC, a Colorado limited liability company ("P&A") was formed in July 1995 to acquire 1,643,845 shares of Common Stock from Mr. Geman in exchange for a promissory note issued to Mr. Geman in the amount of $2,015,000. The promissory note was secured by the Common Stock acquired. While Mr. Phillips, President and Chief Executive Officer of the Company, and David
L. Andrus, Executive Vice President of the Company, were the members of P&A, substantially all of the membership interests in P&A were owned by Mr. Phillips. In October 1996, affiliates of Bedford loaned the LLC funds to make the initial interest payments on the note owed to Mr. Geman. In December 1996, after notifying its shareholders of the proposal to do so, the Company loaned a total of $250,000 to P&A to repay principal owed under the promissory note to Mr. Geman.

         In January 1997 P&A was liquidated and the assets of P&A, consisting of the 1,643,945 shares of Common Stock, were transferred, subject to certain liabilities, to KP3, LLC, a Colorado limited company ("KP3"), the members of which are Mr. Phillips and a custodian for Mr. Phillips' son. Mr. Phillips owns substantially all of the membership interests in KP3. Also in January 1997, KP3 obtained a bank loan in the amount of $1,750,000 for a term of approximately 12 months (the "KP3 Loan"), the proceeds of which were used (i) to repay the loans made to P&A by the Company and certain affiliates of Bedford, and (ii) to prepay the balance of the principal and all interest owing under the promissory note to Mr. Geman. The Company pledged certain collateral for the KP3 Loan, currently valued at approximately $1,900,000, and KP3 agreed to reimburse the Company for any amount paid by it toward the KP3 Loan. KP3's reimbursement obligation is secured by a pledge of all 1,643,845 shares of Common Stock held by KP3.

         Bedford and certain of its affiliates have an option, exercisable through July 26, 2000, to acquire a total of 335,000 shares of Common Stock currently owned by KP3 for an aggregate purchase price of $410,637.85, increasing at a rate of 9% per annum subsequent to July 27, 1995.

November 1996 Bridge Loan

         In November 1996, the Company borrowed $250,000 (the "November 1996 Loan") to fund its working capital requirements pending closing of the December 1996 Offering (as defined below). Half of the loan was provided by Keefe, Bruyette & Woods, Inc. ("KBW"), placement agent in the December 1996 Offering, and the balance by certain members of management of the Company and a subsidiary of Bedford. The lenders received five-year warrants to purchase an aggregate of 25,000 shares of the Common Stock. The warrants have an exercise price of $1.625 per share. The lenders received registration rights with respect to the Common Stock to be issued upon exercise of the warrants. The November 1996 Loan was repaid in December 1996 from the proceeds of the December 1996 Offering.

December 1996 Offering

         In December 1996 the Company completed a private placement of 5,177,000 shares of Common Stock at a price of $2.125 per share (the "December 1996 Offering"). A portion of the proceeds of the December 1996 Offering were used (i) to repay interest due and owing on the promissory notes issued in connection with the December 1995 and June 1996 Offerings, including the notes held by Mr. Andrus, the Company's Executive Vice President, the father and brother of Mr. Phillips, the Company's Chief Executive Officer, and certain employees of the Company, (ii) to repay interest due and owing under the Bedford Loans, (iii) to repay a portion of the principal on the Bedford Loans and (iv) to repay the November 1996 Bridge Loan (including the notes held by Mr. Phillips, Mr. Andrus and certain other members of the Company's management).

December 1996 Restructuring

         Simultaneous with the closing of the December 1996 Offering, the Company completed a restructuring of its debt and certain of its preferred stock. The restructuring involved (i) the payment of all outstanding interest on the Bedford Loans, the repayment to Bedford and its assignees of $1,976,250 of outstanding principal on the Bedford Loans, the exercise by Bedford and its assignees of warrants to purchase 1,023,750 shares of Common Stock and the delivery by Bedford and its assignees of canceled promissory notes in the amount of $1,023,750 in satisfaction of the exercise price of the warrants, the cancellation of the remaining warrants to Bedford and its assignees, and the issuance to Bedford and its assignees of new warrants to purchase up to 150,000 shares of Common Stock; (ii) the exercise by others of warrants to purchase 1,500,000 shares of Common Stock issued in connection with the Company's private placement of promissory notes and warrants in the December 1995 and June 1996 Offerings, the delivery of canceled promissory notes in the aggregate principal amount of $1,500,000 in satisfaction of the exercise price of such warrants, the payment by the Company of all outstanding interest due and owing on such notes as of the exercise date and the issuance to the holders of such warrants of new warrants to purchase up to 150,000 shares of Common Stock; (iii) the repayment of the November 1996 Bridge Loan, and (iv) the conversion of 210,835 shares of the Company's Preferred Stock into 289,902 shares of Common Stock, resulting in a reduction in the Company's cumulative dividend obligation to the holders of Preferred Stock from $210,835 as of September 30, 1996 to $253,503 as of as of January 31, 1997. A portion of the conversion of shares of the Company's Preferred Stock into Common Stock was effected in January 1997. The new warrants issued by the Company to Bedford and others pursuant to clauses (i) and (ii) are referred to hereafter as the "New Warrants."

         The New Warrants are exercisable over a period of five years, at an exercise price of $2.125 per share. Registration rights were granted with respect to the Common Stock received upon the exercise of the old warrants and the shares of Common Stock underlying the New Warrants. The New Warrants contain adjustment provisions relating to the exercise price per share and the number of shares of Common Stock to be issued upon their exercise in the event of issuances of additional shares of Common Stock (including through the issuance of options, rights or warrants to purchase Common Stock or securities convertible into Common Stock) by the Company at a price below market price, certain extraordinary dividends and distributions on the Common Stock, stock splits or other reclassifications of the outstanding shares of Common Stock, and any merger, consolidation or reorganization involving the Company or a transfer by the Company of substantially all of its assets or properties.


PROPERTIES

         The Company leases approximately 20,000 square feet of office space for its corporate headquarters in the Anaconda Tower at 555 17th Street, Denver, Colorado pursuant to a lease which expires in 2001. The Company pays approximately $20,000 per month for this office space. The Company also leases approximately 1800 square feet of office space in Boulder, Colorado, primarily for its subsidiary PTS. The Company pays approximately $2,500 per month for this office space. The lease for the Company's Boulder office expires in 1998.


EMPLOYEES

         The Company and its subsidiaries have a staff of approximately 50 people, including more than 30 professionals. None of the Company's employees are subject to a collective bargaining agreement. The Company's management believes that the Company's relationship with its employees is good.


LEGAL PROCEEDINGS

         In June 1996, the Company reached a settlement with the Commission in connection with an investigation of certain trading practices of PMC. See "Business--Corporate History--SEC Investigation and Settlement." The Company is not aware of any material legal proceedings or investigations pending or threatened against the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth certain information regarding the Company's directors and executive officers:


         Name             Age             Position
         ----             ---             --------
Kenneth S. Phillips       45     President, Chief Executive Officer and Director
David L. Andrus           44     Executive Vice President and Director
Vali Nasr                 42     Chief Financial Officer and Treasurer
J. W. Nevil Thomas        58     Chairman of the Board of Directors
D. Porter Bibb            59     Director

         Kenneth S. Phillips --- President and CEO, Director. Mr. Phillips founded PMC in 1986 and serves as the President and Chief Executive Officer of the Company. Mr. Phillips is responsible for corporate direction, product development and strategic planning. He was co-founding participant in the Wilshire cooperative in 1986 (associated with the institutional consulting firm Wilshire Associates). He served as Chairman of the Publications Committee of the Investment Management Consultants Association ("IMCA") in 1994 and 1995, as a member of IMCA's officer and director Nominating Committee in 1994 and 1996, and has recently been elected to serve as a member of IMCA's Advisory Council. IMCA is the investment consulting industry's principal trade organization with more than 1,200 members, representing virtually all the major national, regional and independent consulting firms. Additionally, Mr. Phillips has been a guest speaker for the International Association of Financial Planners, the Investment Management Institute and the Institute for International Research. Mr. Phillips received his education at Colorado State University and holds numerous NASD license designations.

         David L. Andrus --- Executive Vice President, Director. Mr. Andrus joined PMC in September, 1995 as a Director and Executive Vice President of the Company and as President of PTS, the Company's technology and software applications development subsidiary. For the twelve years prior to joining PMC, Mr. Andrus was chairman of Netwise, Inc., an international software firm that featured distributed processing products for local area networks. Netwise's clients included Fortune 500 international firms which sought to exploit enterprise-wide processing systems seamlessly, through the integration of P.C. based technology with legacy systems. At Netwise, Mr. Andrus was responsible for all business development, strategic relationships, international sales channels and for establishing the general technical direction of the firm and its products. Netwise was sold to Microsoft Corp. in 1995. With more than 17 years of experience in product development, computer engineering and consulting, Mr. Andrus served as Director of Systems Architecture for the Advanced Systems Group at Burroughs Corporation. He was responsible for the design of a state-of-the-art distributed processing system consisting of integrated voice and data, distributed databases, printer servers and communication servers on high-speed fiber optic LANs. Mr. Andrus also served as Manager of the Advanced Development Group at NBI, Inc. where he was responsible for systems and software development and testing. Mr. Andrus holds a B.S. in Electrical Engineering from the University of Colorado.

         Vali Nasr --- Chief Financial Officer, Treasurer. Mr. Nasr joined PMC in 1992 as the Company's Chief Financial Officer, financial Principal and Treasurer. Since September, 1995, Mr. Nasr has been President of PBS, the Company's wholly owned subsidiary. Prior to joining the Company, Mr. Nasr was Vice President of Finance for a large, retail broker/dealer. Prior to holding this position for four years, Mr. Nasr spent four years as vice President of Accounting with Sutro & Company, Inc., in San Francisco. Prior to joining Sutro, Mr. Nasr spent four years with Charles Schwab and Company as Accounting Manager. Mr. Nasr began his career with Merrill, Lynch in their accounting department. He received his B.A. in Accounting from the University of California, Berkeley and M.B.A. in finance from Golden Gate University.

         J. W. Nevil Thomas --- Chairman of the Board of Directors. Mr. Thomas has been a Director of the Company since July 1995. Since 1970 Mr. Thomas has served as President of Nevcorp, Inc., an investment and a financial and management consulting firm. In addition, Mr. Thomas is a Director of Bedford Capital Financial Corporation ("Bedford") and is Chairman of Bedford Capital Corporation, a subsidiary of Bedford, whose principal business is merchant banking. In addition to being a Director of the Company, Mr. Thomas is a Director of Simcoe Erie Investors

Limited, Reliable Life Insurance Company, Pet Valu Inc., French Fragrances, Inc., Old Republic Insurance and several other private Canadian and American companies. Mr. Thomas holds an M.A. in Economics from Queens University and is a Certified Financial Analyst.

         D. Porter Bibb --- Director. Mr. Bibb became a Director of the Company in September 1995. Mr. Bibb is a Principal and Co-Director of Corporate Finance of Ladenburg, Thalmann & Co., Inc., an investment banking firm. Prior to joining Ladenburg in 1984, Mr. Bibb was a Managing Director of Bankers Trust Company, involved in the start-up of their investment banking operations. Prior to that time, he was Director of Corporate Development for the New York Times. Mr. Bibb has a B.A. in History, Economics and Political Science from Yale University and engaged in graduate studies at New York University, London School of Economics and Harvard Business School.

         The Bylaws of the Company were amended in December 1996 to set the number of members of the Board of Directors at seven. Under subscription agreements with investors in the December 1996 Offering, those investors are entitled to designate one director and one additional director is to be mutually acceptable to the Company and such investors. The mutually acceptable director initially will be Emmett J. Daly, a Senior Vice President of KBW. It is anticipated that D. Porter Bibb will continue to serve as a member of the Board of Directors until the earlier of such time as both the director designated by the investors and the mutually acceptable director have been appointed as such or Mr. Bibb's voluntary resignation from the Board.

         Under a Shareholders Agreement among Bedford, the Company, Mr. Phillips, Mr. Andrus and P&A, (i) Bedford is entitled to designate one director and one additional director is to be reasonably acceptable to Bedford and Messrs. Phillips and Andrus and (ii) Messrs Phillips and Andrus are entitled to designate three directors, including one member of senior management designated after the date of the agreement. Mr. Thomas is currently the director designated by Bedford and Messrs. Phillips and Andrus are two of the three directors they are entitled to designate. The remaining two positions entitled to be designated under the agreement are currently vacant.


                             EXECUTIVE COMPENSATION


         The following table provides certain summary information concerning compensation paid by the Company and its subsidiaries to the Company's Chief Executive Officer and to each of its other executive officers at the end of 1996.


--------------------------------------------------------------------------------------------------------------------------
                                                 SUMMARY COMPENSATION TABLE
--------------------------------------------------------------------------------------------------------------------------
                                                                                            LONG-TERM
                                                                                             COMPEN-
                                                               ANNUAL COMPENSATION           SATION
--------------------------------------------------------------------------------------------------------------------------
                                                                           Other Annual      Options          All Other
     Name and Principal Position         Fiscal Year        Salary         Compensation    Granted(1)      Compensation(2)
--------------------------------------------------------------------------------------------------------------------------
Kenneth S. Phillips                          1996           $252,000        $13,329(2)         50,000         $
President, Chief Executive Officer           1995            228,124          8,396(2)
                                             1994            241,774          8,047(2)
--------------------------------------------------------------------------------------------------------------------------
David L. Andrus(3)                           1996           $240,000                        1,050,000
Executive Vice President                     1995             40,000
--------------------------------------------------------------------------------------------------------------------------
Vali Nasr                                    1996           $139,015                           50,000
Chief Financial Officer &                    1995            126,475
Treasurer                                    1994            128,262
--------------------------------------------------------------------------------------------------------------------------

-----------------------

(1) The shares of Common Stock to be received upon the exercise of all stock options granted during the period covered by the Table.
(2)  This amount represents an automobile allowance.
(3)  Mr. Andrus joined the Company in 1995.


     During the year ended December 31, 1996, the Company granted to its Chief Executive Officer and the other executive officers listed in the Summary Compensation Table options to acquire a total of 1,150,000 shares of Common Stock as set forth in the following table.


----------------------------------------------------------------------------------------------------------------------
                                           OPTION GRANTS IN LAST FISCAL YEAR
----------------------------------------------------------------------------------------------------------------------
                                                            Percentage of
                                                            Total Options
                                  Number of Shares           Granted to
                                 Underlying Options         Employees in
            Name                      Granted                Fiscal Year         Exercise Price        Expiration Date
----------------------------------------------------------------------------------------------------------------------
Kenneth S. Phillips                    50,000                   4.2%                  $1.00               6/7/2001
----------------------------------------------------------------------------------------------------------------------
David L. Andrus                       800,000                  87.5%                 $1.5625                 (1)
                                      200,000                                        $2.125              12/17/2002
                                       50,000                                         $1.00               6/7/2001
----------------------------------------------------------------------------------------------------------------------
Vali Nasr                              50,000                   4.2%                  $1.00               3/31/2001
----------------------------------------------------------------------------------------------------------------------

-----------------------

(1) Options expire 24 months after Mr. Andrus leaves the employ of the Company.


         The following table sets forth certain information with respect to options exercised during the year ended December 31, 1996 by those officers listed in the Summary Compensation Table.


-------------------------------------------------------------------------------------------------------------------------
               AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION/SAR VALUES
-------------------------------------------------------------------------------------------------------------------------
                                                                        Number of Securities
                                                                       Underlying Unexercised     Value of Unexercised
                                 Shares Acquired on                        Options at FY End     Money Options at FY End
             Name                     Exercise       Value Realized   Exercisable/Unexercisable Exercisable/Unexercisable
-------------------------------------------------------------------------------------------------------------------------
Kenneth S. Phillips                      0                  0               20,000/30,000           $22,500/$33,750
-------------------------------------------------------------------------------------------------------------------------
David L. Andrus                          0                  0              295,000/755,000         $168,830/$513,750
-------------------------------------------------------------------------------------------------------------------------
Vali Nasr                                0                  0                 50,000/0                 $56,250/$0
-------------------------------------------------------------------------------------------------------------------------

COMPENSATION OF DIRECTORS

         During 1996, the Company did not pay its employee directors for attending board meetings. Each of the three outside directors received a $5,000 annual retainer and a $500 fee for each meeting attended. The Company reimburses all of its directors for travel and out-of-pocket expenses in connection with their attendance at meetings of the Board of Directors. On June 7, 1996, each member of the Board of Directors was granted options to purchase 50,000 shares of Common Stock at an exercise price of $1.00 per share. Such options expire five years from the date of grant and vest 20% at such time as the average bid and offer price for the Common Stock equals $1.00, $2.00, $3.00, $4.00 and $5.00, respectively, for twenty consecutive trading days.

EMPLOYMENT AGREEMENTS

         The Company has employment agreements with Mr. Phillips, its President and Chief Executive Officer, and Mr. Andrus, its Executive Vice President. The Agreement with Mr. Phillips is dated July 26, 1995 and is for a three year-term. Either party may terminate the agreement upon 90 days' prior notice. The agreement provides for a minimum salary of $240,000 ($300,000 if the Company has pre-tax profits of at least $1,000,000), 40% of the annual bonus pool (equal to 10% of the Company's pre-tax profits), a car allowance, and participation in the Company's other benefit plans. If the Company terminates the agreement without cause, it will be obligated to make severance payments to Mr. Phillips in an amount equal to two-years' compensation. In addition, the agreement provides that any options granted to Mr. Phillips vest immediately upon his death or upon a change in control of the Company.

         The Agreement with Mr. Andrus is dated July 26, 1995 and was amended in December 1996. It provides for a three year-term ending November 1998. Either party may terminate the agreement upon 90 days' prior notice. The agreement provides for a minimum salary of $240,000, options to acquire 1,000,000 shares of Common Stock, and participation in the Company's other benefit plans. If the Company terminates the agreement without cause, it will be obligated to make severance payments to Mr. Andrus in an amount up to one-years' compensation. In addition, the agreement provides that all options granted to Mr. Andrus vest immediately upon a change in control of the Company.


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table and related notes contain information concerning beneficial ownership of the Company's Common Stock as of December 31, 1996 by
(i) each person known by the Company to own beneficially more than five percent of the Common Stock, (ii) each director of the Company, (iii) each executive officer of the Company named in the Summary Compensation Table, and (iv) all directors and executive officers of the Company as a group. The share amounts in this table reflect shares of Common Stock issuable upon the exercise of options and warrants exercisable within the next 60 days. All parties listed below are also Selling Shareholders. See "Selling Shareholders."


                     Name and Address                           Number of Shares    Percent of Class
                     ----------------                           ----------------    ----------------
Kenneth S. Phillips(1)....................................       3,074,267(6)(7)         21.1%

David L. Andrus(1)........................................         687,000(7)(8)          4.5

J.W. Nevil Thomas(2)......................................          20,000(7)(9)            *

D. Porter Bibb(3)........................................           20,000(7)(10)           *

Vali Nasr(1)..............................................         120,497(11)              *

Bedford Capital Financial Corporation(4)..................       2,971,250(12)           20.5

KP3, LLC(1)...............................................       1,643,845(13)           11.3

Wheatley Partners, L.P.(5)................................         941,000                6.5

All Officers and Directors as a group (6 persons).........       3,922,264               25.6

-----------------------

*    Less than 1%.

(1) The address of Mr. Phillips, Mr. Andrus, Mr. Nasr and KP3, LLC is 555 Seventeenth Street, 14th Floor, Denver, Colorado 80202.
(2) The address of Mr. Thomas is Scotia Plaza, Suite 4712, 40 King Street West, Toronto, Ontario M5H 3Y2.
(3)  The address of Mr. Bibb is 540 Madison Avenue, New York, New York 10022.
(4) The address of Bedford is 2nd Floor, Charlotte Hs., Shirly Street, Box N964, Nassau, Bahamas.
(5) The address of Wheatley Partners, L.P. is 80 Cutter Mill Road, Suite 311, Great Neck, New York 11021.
(6) Includes 1,643,845 shares owned by KP3, of which Mr. Phillips is the managing member and has the controlling ownership interest; also includes 5,500 shares underlying presently exercisable warrants.
(7)  Includes 20,000 shares underlying presently exercisable options.
(8)  Includes 567,000 shares underlying presently exercisable options.
(9) Does not include shares owned by Bedford of which Mr. Thomas is a director and a 5.77% shareholder.
(10) Does not include 200,000 shares underlying presently exercisable options granted to Ladenburg, Thalmann & Co., Inc., of which Mr. Bibb is a managing director.
(11) Includes 50,000 shares underlying presently exercisable option.
(12) Includes 136,250 shares underlying presently exercisable options or warrants issued by the Company and 235,000 shares owned by KP3 and included in the beneficial ownership of Mr. Phillips that Bedford may acquire pursuant to a presently exercisable option.

(13) Shares beneficially owned by KP3 are also included in shares beneficially owned by Mr. Phillips; and 235,000 of such shares also have been included in the beneficial ownership of Bedford.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Company entered into an agreement with Ladenburg, Thalmann & Co. Inc., investment bankers, in January 1995, pursuant to which Ladenburg would assist the Company in financing efforts. Ladenburg was involved in the Company's transactions with Bedford. Mr. Porter Bibb, a principal of Ladenburg, was named to the Company's Board of Directors in September 1995.

         In July 1995, the Company borrowed $1.2 million from Bedford. As a result of this transaction and a simultaneous transaction wherein Bedford purchased 1 million shares of outstanding Common Stock of the Company from a former principal of the Company, Bedford became a greater than 10% shareholder of the Company, with the right to acquire in excess of 50% of the Company's Common Stock. Mr. J.W. Nevil Thomas and another affiliate of Bedford were appointed to the Company's Board of Directors in connection with that transaction. See "Business-- Corporate History--Bedford."

         Also in July 1995, the Company's then Chief Executive Officer and a director, Marc Geman, resigned. In connection with his resignation, Mr. Geman was entitled to severance payments totaling $180,000, due in monthly payments of $15,000. As of December 31, 1996, Mr. Geman had received all of the severance payments to which he was entitled. The Company also entered into an Indemnification Agreement with Mr. Geman whereby the Company agreed to hold him harmless, in an amount not to exceed $100,000, for expenses incurred in defense of the pending investigation by the Commission. As of December 31, 1996, a total of $50,786 in indemnification payments had been made by the Company under that agreement.

         David L. Andrus, Executive Vice President of the Company, participated in the June, 1996 offering of debt securities and warrants. See "Business--Corporate History." Mr. Andrus purchased $100,000 of subordinated debt and received a promissory note and warrants to purchase 100,000 shares of Common Stock. In addition, certain employees of PMC participated in the offering, purchasing a total of $162,500 of subordinated debt and receiving warrants to purchase 162,500 shares of Common Stock. Mr. Andrus and the other Company employees participated in the offering on the same terms as all other investors.

         In November 1996 the Company borrowed $250,000 (the "November 1996 Bridge Loan") to fund working capital requirements pending the closing of a private placement of Common Stock in December 1996. The lenders included Mr. Phillips and Mr. Andrus, the Company's President and CEO and Executive Vice President, respectively, and certain other employees of the Company. Bedford, a shareholder affiliate of the Company, and Keefe, Bruyette & Woods, Inc., the placement agent for the December 1996 Offering, were also lenders. The loans were evidenced by 12% notes to be repaid on the earlier of the closing of the December 1996 Offering or March 31, 1997. The lenders also received warrants to purchase a total of 25,000 shares of Common Stock at a price of $1.625 per share and registration rights with respect to the shares of Common Stock underlying the warrants.

         In December 1996, the Company completed a restructuring of its outstanding debt. As part of the restructuring, Bedford and certain of its assignees were repaid certain of the subordinated debt held by it, exercised certain of the warrants held by it, was issued certain shares of Common Stock by the Company in cancellation of its other warrants and was issued new five-year warrants to purchase 150,000 shares of the Common Stock with an exercise price equal to the price to investors in the Offering. As a result of these transactions, all $3 million in outstanding debt previously owed by the Company to Bedford and its assignees has been eliminated and Bedford now beneficially owns Common Stock representing approximately 26% of the outstanding Common Stock. Bedford has also relinquished certain rights held by it and its right to elect directors of the Company has been modified such that Bedford now has the right to designate one director so long as it holds at least 10% of the outstanding Common Stock. In addition, at least one additional director must be acceptable to Bedford and the Company so long as Bedford owns at least 5% of the outstanding Common Stock. Bedford also retained demand and piggyback registration rights with respect to restricted securities acquired by it from the Company. In connection with the restructuring, the Company's consulting agreement with Nevcorp, Inc., was terminated. See "Business--Corporate History--December 1996 Restructuring."

         In connection with the December 1996 restructuring, the investors in the December 1995 and June 1996 Offerings exercised their warrants to purchase an aggregate of 1,500,000 shares of Common Stock and surrendered canceled promissory notes in the aggregate principal amount of $1,500,000 in satisfaction of the exercise price for the warrants. In connection with the exercise of warrants and cancellation of debt, the investors also received, pro rata, five-year warrants to purchase an aggregate of 150,000 shares of Common Stock at an exercise price of $2.125 per share. Mr. Andrus, Executive Vice President of the Company, the brother and father of Mr. Phillips, the Company's President and Chief Executive Officer, and certain other employees of the Company, participated in the restructuring on the same terms as the other parties.


                          DESCRIPTION OF CAPITAL STOCK


         The Company is authorized to issue 50,000,000 shares of Common Stock, $0.01 par value. As of January 31, 1997, the Company had 14,552,614 shares of Common Stock issued and outstanding with rights, options and warrants outstanding which could require the Company to issue 3,586,500 additional shares of Common Stock.


COMMON STOCK

         Holders of Common Stock are each entitled to cast one vote for each share held of record on all matters presented to the shareholders. Cumulative voting is not allowed; hence, the holders of a majority of the outstanding Common Stock can elect all directors. Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation, and subject to the rights of the holders of preferred stock, to share pro-rata in any distribution of the Company's assets after payment of liabilities. No dividends may be paid on the Common Stock unless dividends payable on the Preferred Stock are current and the Company obtains the consent of Bedford. The Board of Directors is not obligated to declare a dividend and it is not anticipated that dividends will be paid in the foreseeable future.

         Holders of Common Stock do not have preemptive rights to subscribe to additional shares of capital stock if issued by the Company. There are no conversion, redemption, sinking fund or similar provisions regarding the Common Stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.


PREFERRED STOCK

         The Company is authorized to issue 5,000,000 shares of preferred stock. Under Colorado law, the rights, preferences and limitations of the preferred stock may be established from time to time by the Company's Board of Directors. The Company's Articles of Incorporation provide that the Board of Directors has the authority to divide the preferred stock into series and, within the limitations provided by Colorado statute, to fix by resolution the voting power, designation preferences, and relative participation, optional or other special rights, and the qualifications, limitations or restrictions of the shares of any series so established.

         As of the date of this Prospectus, the only series of preferred stock to be designated and issued were shares of Series A Preferred Stock, of which 138,182 shares are issued and outstanding.

         Holders of the Preferred Stock are entitled to receive dividends at a rate of $.325 per share per annum. Dividends are payable semi-annually on January 15 and July 15 in each year, but only when and as authorized by the Board of Directors of the Company out of assets legally available for dividends. Dividends accrue from the date of issuance of the shares and are cumulative. The first dividend due on July 15, 1991, was paid. The preferred dividends due subsequently have not been paid by the Company, and as a result, the dividends have cumulated.

         Upon liquidation or dissolution of the Company, holders of the Preferred Stock are entitled to a preference over the holders of Common Stock in an amount per share equal to the original purchase price attributed to a share of Preferred Stock ($2.50), plus all unpaid cumulative dividends. As of January 31, 1997, unpaid cumulative dividends in arrears with respect to the Preferred Stock amounted to $253,503. The Preferred Stock is non-participating and the holders of the Preferred Stock have no preemptive rights and no voting rights except as may be required by Colorado law.

         At the option of the Company, the Preferred Stock may be redeemed in whole or in part, at any time at a price of $2.75 per share, plus unpaid cumulative dividends, upon 45 days prior written notice. Redemption can only occur if certain conditions, which have not occurred as of the date of this Prospectus, are satisfied

         The Company may, in the future, issue other series of preferred stock having terms established by the Company's board of directors without requiring the approval of holders of the Common Stock. Any such issuance of preferred stock could make removal of the Company's management more difficult than at present. The provisions relating to preferred stock will make the removal of management more difficult even if such removal would be considered beneficial to shareholders generally, and may have the effect of limiting shareholder participation in certain transactions such as mergers or tender offers whether or not such transactions are favored by incumbent management. Because the Board of Directors has authority to establish the terms of the preferred stock, such stock could be issued to defend against an attempted takeover of the Company.


                              SELLING SHAREHOLDERS

         The following table sets forth certain information regarding the Selling Shareholders and the Shares offered by the Selling Shareholders pursuant to this Prospectus. Of the 14,194,206 Shares offered hereby for resale by the Selling Shareholders, 1,279,500 Shares represent shares of Common Stock to be issued upon the exercise of presently issued and exercisable warrants and options. See "Description of Capital Stock." As more fully disclosed in the footnotes to this table, certain of the Selling Shareholders are currently, or have been within the past three years, officers or directors of the Company or have had other material relationships with the Company. Because the Selling Shareholders may offer all or some portion of the Shares pursuant to this Prospectus, no estimate can be given as to the amount of the Shares that will be held by the Selling Shareholders upon termination of any such offering.



----------------------------------------------------------------------------------------------------------------------
                                                                                 Ownership of         Ownership of
                                                Ownership of                      Common Stock         Common Stock
                                                 shares of                      after sale of the    after sale of the
                                                   Common                            Shares               Shares
                                               Stock Prior to       Amount of
Selling Shareholders                           Sale of Shares    Shares Offered      Number               Percent
----------------------------------------------------------------------------------------------------------------------
Bay Pond  Partners, L.P.....................       1,082,000        1,082,000          0                    0
----------------------------------------------------------------------------------------------------------------------
Bay Pond Investors (Bermuda), L.P...........         941,000          941,000          0                    0
----------------------------------------------------------------------------------------------------------------------
Wheatley Partners L.P.......................         886,000          886,000          0                    0
----------------------------------------------------------------------------------------------------------------------
Keefe, Bruyette & Woods, Inc................         588,500          588,500          0                    0
----------------------------------------------------------------------------------------------------------------------
Financial Services Hedge Fund, L.P..........         141,000          141,000          0                    0
----------------------------------------------------------------------------------------------------------------------
Wheatley Foreign Partners L.P...............          55,000           55,000          0                    0
----------------------------------------------------------------------------------------------------------------------
The Common Fund.............................         188,000          188,000          0                    0
----------------------------------------------------------------------------------------------------------------------
[Other Selling Shareholders]
----------------------------------------------------------------------------------------------------------------------

                              PLAN OF DISTRIBUTION


         The Selling Shareholders' Shares may be offered and sold from time to time in the discretion of the Selling Shareholders in the over-the-counter market, or otherwise, at prices and terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. The Selling Shareholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale hereunder. The Selling Shareholders' Shares may be sold by one or more of the following methods, without limitation: (a) a block trade in which a broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchases; and (d) face-to-face transactions between sellers and purchasers without a broker/dealer. In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from Selling Shareholders in amounts to be negotiated. Such brokers and dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales.

         Sales of Selling Shareholders' Shares may also be made pursuant to Rule 144 under the Securities Act, where applicable. The Shares may also be offered in one or more underwritten offerings, on a firm commitment or best efforts basis. The Company will receive no proceeds from the sale of the Shares by the Selling Shareholders. The Shares may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the Selling Shareholders or by agreement between a Selling Stockholder and its underwriters, dealers, brokers or agents.

         To the extent required under the Securities Act, the aggregate amount of Shares being offered and the terms of the offering, the names of any such agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying Prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the Shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a Selling Shareholder and/or purchasers of Shares, for whom they may act. In addition, sellers of Shares may be deemed to be underwriters under the Securities Act and any profits on the sale of Shares by them may be deemed to be discount commissions under the Securities Act. Selling Shareholders may have other business relationships with the Company and its subsidiaries or affiliates in the ordinary course of business.

         From time to time one or more of the Selling Shareholders may transfer, pledge, donate or assign Shares to lenders, family members and others and each of such persons will be deemed to be a "Selling Shareholder" for purposes of this Prospectus. The number of Shares beneficially owned by those Selling Shareholders who so transfer, pledge, donate or assign Shares will decrease as and when they take such actions. The plan of distribution for Shares sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be Selling Shareholders hereunder.


                                 LEGAL MATTERS

         Certain legal matters in connection with the Shares offered hereby will be passed upon for the Company by Holme Roberts & Owen LLP, Denver, Colorado.


                                    EXPERTS

         The financial statements of PMC International, Inc. as of December 31, 1995 and 1994, and for the years then ended included herein have been included herein in reliance upon the report of Spicer Jeffries & Co., independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS



Financial statements for the years ended December 31, 1995 and 1994 and the Nine Months ended September 30, 1996

Independent Auditors' Report .......................................   F-2

Consolidated Balance Sheets ........................................   F-3

Consolidated Statements of Operations ..............................   F-4

Consolidated Statements of Changes in Shareholders' Equity (Deficit)   F-5

Consolidated Statements of Cash Flows ..............................   F-6

Notes to Consolidated Financial Statements .........................   F-8

                          INDEPENDENT AUDITORS' REPORT


To the Shareholders
PMC International, Inc.

We have audited the accompanying consolidated balance sheets of PMC International, Inc. and its subsidiaries (the "Company") as of December 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1995 and 1994, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has suffered significant losses from operations and has a working capital deficiency that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                        /s/ SPICER, JEFFRIES & CO.

Denver, Colorado
April 12, 1996

                            PMC INTERNATIONAL, INC.
                                AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
         DECEMBER 31, 1995 AND 1994 AND SEPTEMBER 30, 1996 (UNAUDITED)


                                                                  September 30,   December 31,   December 31,
                            ASSETS                                    1996            1995          1994
                            ------                                 -----------    -----------    -----------
                                                                   (Unaudited)
CASH                                                               $   701,160    $   313,885    $   139,918

RECEIVABLES
   Investment management fees                                          (34,441)        39,733         71,818
   Other receivables                                                   114,860         63,210         85,406

SECURED DEMAND NOTE (Note 1)                                                --             --        225,000

FURNITURE AND EQUIPMENT, at cost, net of accumulated
   depreciation of $355,231 and $206,664                               818,829        688,233        340,669

SOFTWARE DEVELOPMENT COSTS (Note 1)                                    529,616        419,617             --

PREPAID EXPENSES AND OTHER ASSETS                                      421,914        220,605        230,114

LONG TERM NOTE RECEIVABLE (Note 3)                                     649,356        897,167      1,166,181

GOODWILL (net of amortization of $70,018, $52,513 and
   $29,173)                                                            279,982        297,487        320,827
                                                                   -----------    -----------    -----------
           TOTAL ASSETS                                            $ 3,481,276    $ 2,939,937    $ 2,579,933
                                                                   ===========    ===========    ===========

             LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:
   Accounts payable                                                $   958,350    $ 1,442,694    $   712,857
   Accrued expenses                                                    791,106        707,897        604,092
   Other liabilities (Note 8)                                          581,518        571,389        106,990
   Deferred revenue                                                    510,717        411,347        374,001
   Notes payable (Note 7)                                            4,516,697      1,647,470         45,000
   Obligations under capital leases (Note 8)                           170,570         75 490             --
   Liabilities subordinated to claims of general creditors
      (Note 2)                                                              --             --        225 000
                                                                   -----------    -----------    -----------
           TOTAL LIABILITIES                                         7,528,958      4,856,287      2,067,940
                                                                   -----------    -----------    -----------

COMMITMENTS AND CONTINGENCIES (Note 8)

SHAREHOLDERS' EQUITY (DEFICIT) (Note 4)
   Preferred stock - no par value - authorized 5,000,000 shares;
      issued and outstanding, 349,017 shares                           872,543        872,543        872,543
   Common stock, $.01 par value - authorized, 50,000,000
      shares, issued and outstanding, 5,555,713 shares
      and 5,540,501                                                    276,716        276,716        276,564
   Additional paid-in capital                                        3,652,749      3,652,749      3,637,689
   Deficit                                                          (8,849,690)    (6,718,358)    (4,274,803)
                                                                   -----------    -----------    -----------
        TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                        (4,047,682)    (1,916,350)       511,993
                                                                   -----------    -----------    -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                         $ 3,481,276    $ 2,939,937    $ 2,579,933
                                                                   ===========    ===========    ===========


See accompanying notes to financial statements.

                            PMC INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                   YEARS ENDED DECEMBER 31, 1995 AND 1994 AND
            NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 (UNAUDITED)


                                             Nine Months Ended         Year Ended      Year Ended
                                               September 30,           December 31,    December 31,
                                           1996            1995            1995            1994
                                       ------------    ------------    ------------    ------------
                                               (Unaudited)
REVENUE:
   Investment management fees (Note 1) $  7,079,558    $  6,335,516    $  8,632,888    $  8,556,518
   Trading income                            33,279          77,518          94,948         287,583
   Other income                             579,580         354,086         444,643         436,549
                                       ------------    ------------    ------------    ------------

           Total revenue                  7,692,417       6,767,120       9,172,479       9,280,650
                                       ------------    ------------    ------------    ------------

EXPENSES:
   Investment manager and other fees      4,228,162       3,693,525       5,139,613       4,967,557
   Salaries and benefits                  2,342,487       1,661,892       2,524,936       2,348,819
   Clearing charges and user fees           599,518         575,063         766,515         681,328
   Advertising and promotion                525,436         442,404         629,476         559,723
   General and administrative               642,235         544,447         743,901         728,329
   Office supplies and expenses             183,011         128,211         174,100         163,964
   Occupancy and equipment costs            432,860         344,069         630,833         418,252
   Professional fees                        476,535         363,873         541,660         643,261
   Reserve for settlement expense                                           465,000              --
   Depreciation and amortization            393,505          96,505              --              --


           Total expenses                 9,823,749       7,849,989      11,616,034      10,511,233
                                       ------------    ------------    ------------    ------------

NET LOSS                               $ (2,131,332)   $ (1,082,869)   $ (2,443,555)   $ (1,230,583)
                                       ============    ============    ============    ============

NET LOSS PER COMMON SHARE
(Note 1)                               $      (0.49)   $      (0.21)   $       (.46)   $       (.24)
                                       ============    ============    ============    ============

WEIGHTED AVERAGE NUMBER OF
   SHARES OUTSTANDING (Note 1)            5,555,713       5,543,902       5,546,522       5,538,649
                                       ============    ============    ============    ============


See accompanying notes to financial statements.

                            PMC INTERNATIONAL, INC.
                                AND SUBSIDIARIES

      CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
         DECEMBER 31, 1995 AND 1994 AND SEPTEMBER 30, 1996 (UNAUDITED)


                                                                                                                          Total
                                                             Additional                                                Shareholders'
                                       Common Stock           Paid-In            Preferred Stock                         Equity
                                   Shares        Amount       Capital         Shares       Amount         Deficit       (Deficit)
                                  ---------   -----------   -----------       -------    -----------    -----------    -----------
BALANCES, December 31, 1993       5,535,314   $   276,512   $ 3,587,866       368,967    $   922,418    $(3,044,220)   $ 1,742,576

   Conversion of preferred stock      5,187            52        49,823       (19,950)       (49,875)            --             --

   Net loss                              --            --            --            --             --     (1,230,583)    (1,230,583)
                                  ---------   -----------   -----------       -------    -----------    -----------    -----------

BALANCES, December 31, 1994       5,540,501       276,564     3,637,689       349,017        872,543     (4,274,803)       511,993

   Issuance of stock to 401k plan    15,212           152        15,060            --             --             --         15,212

   Net loss                              --            --            --            --             --     (2,443,555)    (2,443,555)
                                  ---------   -----------   -----------       -------    -----------    -----------    -----------

BALANCES, December 31, 1995       5,555,713       276,716     3,652,749       349,017        872,543     (6,718,358)    (1,916,350)
                                  ---------   -----------   -----------       -------    -----------    -----------    -----------

   Net loss                              --            --            --            --             --     (2,131,332)    (2,131,332)
                                  ---------   -----------   -----------       -------    -----------    -----------    -----------

BALANCES, September 30, 1996
   (unaudited)                    5,555,713   $   276,716   $ 3,652,749       349,017    $   872,543    $(8,849,690)   $(4,047,682)
                                  =========   ===========   ===========       =======    ===========    ===========    ===========


See accompanying notes to financial statements.

                            PMC INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                   YEARS ENDED DECEMBER 31, 1995 AND 1994 AND
            NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 (UNAUDITED)
                          INCREASE (DECREASE) IN CASH


                                                     Nine Months Ended                Year Ended
                                                       September 30,                  December 31,
                                                 --------------------------    --------------------------
                                                    1996            1995           1995           1994
                                                 -----------    -----------    -----------    -----------
CASH FLOWS FROM OPERATING                               (unaudited)
   ACTIVITIES:
   Net loss                                      $(2,131,332)   $(1,082,869)   $(2,443,555)   $(1,230,583)
   Adjustments to reconcile net loss to net
      cash used in operating activities:
      Depreciation and amortization                  393,505        (63,968)       171,907         97,133
      Accretion of discount on note receivable       (52,507)        96,505        (69,053)       (67,821)
      Stock issued as compensation under
        401k plan                                         --             --         15,212             --
      Changes in operating assets and
        liabilities:
        Investment management fees
           receivable                                 74,174         49,066         32,085        130,616
        Other receivables                            (51,650)       (79,668)        22,196         55,430
        Prepaid expenses and other assets           (201,308)       (47,881)         9,509         53,306
        Accrued expenses                              83,209         78,469        103,805        194,132
        Accounts payable                            (484,344)       128,167        729,837        307,945
        Other liabilities                             10,129        (18,635)       464,399            344
        Deferred revenue                              99,370         17,443         37,346         50,022
                                                 -----------    -----------    -----------    -----------
           Net cash used in operating
           activities                             (2,260,754)      (923,371)      (926,312)      (409,476)
                                                 -----------    -----------    -----------    -----------
CASH FLOWS FROM INVESTING
   ACTIVITIES:
   Purchase of furniture, equipment and
      software development cost                     (479,456)      (471,511)      (825,549)      (198,479)
   Reduction of long-term note receivable            300,318        286,076        338,067        287,966
   Reduction of secured demand note                       --             --        225,000         52,463
                                                 -----------    -----------    -----------    -----------
           Net cash provided by (used in)
              investing activities                  (179,138)      (185,435)      (262,482)       141,950
                                                 -----------    -----------    -----------    -----------
CASH FLOWS FROM FINANCING
   ACTIVITIES:
   Proceeds from notes payable                     2,875,000      1,200,000      1,925,000             --
   Principal payments on notes payable                (5,773)       (21,415)      (322,530)            --
   Principal payments on obligations under
      capital lease                                  (42,060)            --        (14,709)            --
   Principal payments on subordinated note
      payable                                             --             --       (225,000)            --
                                                 -----------    -----------    -----------    -----------
           Net cash provided by financing
              activities                           2,827,167      1,178,585      1,362,761             --
                                                 -----------    -----------    -----------    -----------

                                                     Nine Months Ended                Year Ended
                                                       September 30,                  December 31,
                                                 --------------------------    --------------------------
                                                    1996            1995           1995           1994
                                                 -----------    -----------    -----------    -----------
                                                         (unaudited)
NET INCREASE (DECREASE) IN CASH                      387,275         69,779        173,967       (267,526)

CASH, at beginning of year                           313,885        139,918        139,918        407,444
                                                 -----------    -----------    -----------    -----------
CASH, at end of year                             $   701,160    $   209,697    $   313,885    $   139,918
                                                 -----------    -----------    -----------    -----------
SUPPLEMENTAL DISCLOSURE OF
   CASH FLOW INFORMATION:
   Cash paid for interest                        $    67,990    $    44,310    $    96,969    $    28,441
                                                 ===========    ===========    ===========    ===========

NONCASH INVESTING AND
     FINANCING ACTIVITIES:
     Purchase of equipment via capital lease
     obligation                                      137,139         90,199         90,199             --

     Common stock issued as compensation
     under 401k plan                                      --         15,212         15,212             --


See accompanying notes to financial statements.

                            PMC INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   YEARS ENDED DECEMBER 31, 1995 AND 1994 AND
                NINE MONTHS ENDED SEPTEMBER 30, 1996 (UNAUDITED)


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
         POLICIES

Organization

On September 23, 1993, the shareholders of Schield Management Company ("Schield") approved an exchange of common stock of Schield for all of the outstanding common stock of Portfolio Management Consultants, Inc. ("PMC") and a name change from Schield to PMC International, Inc. ("PMCI"). The stock exchange was completed on September 30, 1993 and as a result of this transaction, PMC is a wholly owned subsidiary of PMCI. The stock exchange between Schield and PMC has been considered a reverse acquisition and accounted for under the purchase method of accounting. Under reverse acquisition accounting, PMC was considered the acquiror for accounting and financial reporting purposes, and acquired the assets and assumed the liabilities of Schield. The Schield assets acquired and liabilities assumed were recorded at their fair values. The cost of the acquisition of Schield of $1,741,018 was based on the NASDAQ publicly traded price of the outstanding Schield common stock prior to the announcement of the transaction. The excess of the cost of the acquisition over the fair value of the assets acquired and liabilities assumed was recorded as goodwill.

PMC was organized in 1986 and its principal business activity is the administration of private and institutional managed account programs with its customers located substantially in the United States. Its services include investment suitability analysis, portfolio modeling and asset allocation, money manager selection, portfolio accounting and performance reporting. PMC's revenues are primarily derived from a percentage of the assets under management. Assets under management are impacted by both the extent to which PMC attracts new, or loses existing clients and the appreciation or depreciation of the U.S. and international equity and fixed income markets. Assets of customers of two unrelated organizations constitute approximately 42% and 9% of the total customer assets in PMC's managed account programs as of December 31, 1995. Assets of customers of three unrelated organizations constitute approximately 23%, 9% and 8% of total customer assets as of September 30, 1996 (unaudited). PMC is registered as an investment advisor under the Investment Advisors Act of 1940.

In June, 1994, Portfolio Brokerage Services, Inc. ("PBS) was capitalized through a series of transactions with PMCI and PMC, whereby PBS became a wholly owned subsidiary of PMCI by issuing 1,000 shares of its common stock in exchange for certain assets and liabilities with a book value of $1,532,332. PBS is engaged in business as a securities broker-dealer. As a broker-dealer it executes security transactions for PMC's privately managed account programs, on behalf of its customers through the customer's custodian bank on a delivery vs. payment basis.

Portfolio Technology Services, Inc. ("PTS"), a wholly owned subsidiary of PMCI, was organized in June, 1994 but had no operations until 1995. PTS was formed for the purpose of developing proprietary software for use in the financial services industry.

                            PMC INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   YEARS ENDED DECEMBER 31, 1995 AND 1994 AND
                NINE MONTHS ENDED SEPTEMBER 30, 1996 (UNAUDITED)
                                  (Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
         POLICIES (continued)

The September 30, 1996 and September 1995 amounts included herein are unaudited. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations, cash flows and changes in stockholders equity at September 30, 1996 and 1995 have been made.

Significant Accounting Policies

Revenue from investment management services is recorded as such revenues accrue under the terms of the related investment management contracts.

Securities transactions and related commission income are recorded on a trade date basis. In the normal course of business, PBS executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter-party, PBS may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

The majority of costs incurred to establish the technological feasibility of the Company's software products intended to be sold or otherwise marketed were borne by unrelated individuals prior to the products being introduced to the Company. The Company incurred approximately $50,000 in research and development costs after receiving the products from the unrelated individuals. These costs were expensed in 1995. All subsequent costs incurred after technological feasibility was achieved were capitalized and are being amortized over a period of three years.

The Company provides for depreciation of furniture and equipment on the straight line and declining balance methods based on estimated lives of three to seven years.

Cash and cash equivalents for purposes of the statement of cash flows includes highly liquid investments with a maturity of three months or less at date of acquisition.

Net loss per share of common stock is based on the weighted average number of shares of common stock outstanding, giving effect to the reverse stock split discussed in Note 4 and preferred dividend requirements. Common stock equivalents are not included in the weighted average calculation since their effect would be anti-dilutive.

Goodwill is amortized using the straight line method over 15 years.

                            PMC INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   YEARS ENDED DECEMBER 31, 1995 AND 1994 AND
                NINE MONTHS ENDED SEPTEMBER 30, 1996 (UNAUDITED)
                                  (Continued)

NOTE 2 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At December 31, 1994, the borrowings under a 9-1/2% subordination agreement were pursuant to a secured demand note collateral agreement due November 30, 1995. The subordinated borrowings were covered by an agreement approved by the National Association of Securities Dealers, Inc. and were thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. Such borrowings could not be repaid to the extent that such borrowings were required for PBS's continued compliance with minimum net capital requirements. The agreement required PBS to make monthly payments of interest. In July 1995, this subordination agreement was repaid.

NOTE 3 - LONG TERM NOTE RECEIVABLE

In connection with the Schield reverse acquisition, the Company acquired a long term note receivable related to the sale of Schield's market timing operations to an entity controlled by a founder of Schield. The note is payable in monthly installments of $32,000, including interest through August, 1998. The note was recorded at its estimated fair value as of September 30, 1993. The discount from the face amount of the note receivable is accreted to interest income over the life of the note using the interest method. The principal balance of the note as of December 31, 1995 is $1,028,452 compared to its carrying amount of $897,167. The principal balance of the note as of September 30, 1996 is $728,133 compared to its carrying amount of $649,356 (unaudited).

NOTE 4 - SHAREHOLDERS' EQUITY

Reverse Stock Split

All shares and per share amounts in the accompanying financial statements have been restated to give effect to a one for five reverse stock split of the Company's common stock which was effective November 12, 1993.

Preferred Stock

Holders of preferred stock are entitled to receive dividends at a rate of $0.325 per share per annum (equal to 13% of the purchase price per share attributable to the preferred stock). Dividends are payable semi-annually on January 15 and July 15 in each year. Dividends accrue from the date of the preferred stock issuance and are cumulative. Upon liquidation or dissolution of the Company, holders of preferred stock are entitled to a preference over the holders of common stock in an amount per share equal to the original purchase price attributed to a share of preferred stock ($2.50) plus all unpaid cumulative dividends. The preferred stock is non-participating and the holders of preferred stock have no preemptive rights and no voting rights except as may be required by Colorado law. At the option of the Company, the preferred stock may be redeemed in whole, or in part, at a price of $2.75 per share, plus unpaid cumulative dividends. Redemption can only occur if certain conditions regarding the bid prices of the Company's common stock and the Company's after-tax earnings are met. As of September 30, 1996, cumulative dividends in arrears totalled $583,576 (unaudited).

Stock Options and Warrants

During 1994, the Company adopted a Stock Option Plan. Under this plan, the Company may grant stock options to officers and employees. The Stock Option Plan was intended as an Incentive Stock Option Plan, however shareholder approval of the Plan was not sought or obtained within one year of Board adoption and consequently options granted thereunder will not receive incentive stock option treatment. Outside of this plan, the Company has granted options to officers, employees, shareholders and certain other individuals and entities which would allow them to purchase common

                            PMC INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   YEARS ENDED DECEMBER 31, 1995 AND 1994 AND
                NINE MONTHS ENDED SEPTEMBER 30, 1996 (UNAUDITED)
                                  (Continued)

NOTE 4 - SHAREHOLDERS' EQUITY (continued)

stock of the Company. In addition common stock warrants have been issued in connection with certain private offerings of debt. At December 31, 1995, options and warrants to purchase common stock at various prices were outstanding with expiration as follows:


     Expiration                                             Exercise
     Date                  Options        Warrants           Price
     -----------------     -------        ---------         --------
     January, 96             1,000               --          1.375
     April, 96             100,000               --          3.750
     July, Sept. 96         39,000               --          3.100
     Nov. 96, Jan. 97       20,000               --          2.500
     June, 97, Oct. 97      50,500               --          2.500
     February, 98           52,000               --          3.100
     February, 98          150,000               --          1.300
     December, 98               --          300,000          1.620
     September, 99         300,000               --          1.370
     December, 98          215,500               --          1.375
     December, 2000             --          425,000          1.000
     May, 2005              10,000                            .844
     July, 2005                 --        1,200,000          1.000
                           -------        ---------
                           938,000        1,925,000
                           -------        ---------

At December 31, 1995 there were also 200,000 options granted but not issued under an employment agreement, subject to performance and vesting requirements, exercisable at $1.00. In addition, the shareholder with a $1,200,000 note payable referred to in note 7, has an option to acquire 1,800,000 warrants exercisable at $1.00.

                            PMC INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   YEARS ENDED DECEMBER 31, 1995 AND 1994 AND
                NINE MONTHS ENDED SEPTEMBER 30, 1996 (UNAUDITED)
                                  (Continued)

NOTE 4 - SHAREHOLDERS' EQUITY (continued)

At September 30, 1996, options and warrants to purchase common stock at various prices were outstanding with expiration as follows (unaudited):


     Expiration                                   Exercise
     Date                 Options   Warrants       Price
     ----------------     -------   ---------   ----------
     November, 96           5,000          --   $    1.375
     Nov. 96, Jan. 97      20,000          --        2.500
     June 97, Oct. 97      50,500          --        2.500
     February 98           52,000          --        3.100
     February 98          150,000          --        1.300
     December 98               --     300,000        1.620
     September 99         250,000          --        1.120
     September 99          50,000          --        1.370
     December 99          204,500          --        1.375
     December 2000             --     482,500        1.000
     March 2001           125,000          --        1.000
     May 2001                  --   1,017,500        1.000
     June 2001            250,000          --        1.000
     September 2001        80,000          --        1.500
     September 2002        97,500          --        1.500
     July 2005                 --   3,000,000        1.000
     Other*               200,000     300,000        1.000
                        ---------   ---------

                        1,534,500   5,100,000
                        ---------   ---------

* At September 30, 1996 there were also 200,000 options granted but not issued under an employment agreement, subject to performance and vesting requirements, exercisable at $1.00. Also, there were 300,000 warrants granted pursuant to an Investment Banking Agreement which became exercisable at such time that Bedford exercises any portion of its 3,000,000 warrants in an amount in direct proportion to 10% of the warrants exercised by Bedford at an exercise price of $1.00 for 4 years from the date(s) of Bedford's exercise.

NOTE 5 - INCOME TAXES

As of December 31, 1995 the Company has an unused net operating loss carryforward of approximately $3,000,000 for income tax purposes, $1,200,000 expiring in 2009 and the remainder expiring in 2010. This net operating loss carryforward may result in future income tax benefits; however, because realization is uncertain at this time, a valuation reserve in the same amount has been established. Temporary differences arise from the deduction of certain accrued expenses for financial statement purposes and not for income tax reporting purposes and the recording of depreciation.

NOTE 6 - REGULATORY REQUIREMENTS

PBS is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 1995, PBS had net capital and net capital requirements of $219,860 and $100,000, respectively, and the Company's net capital ratio (aggregate indebtedness to net capital) was .29 to 1. At September 30, 1996, PBS had net capital and net capital requirements of $158,220 and $100,000, respectively, and the Company's net capital ratio was .77 to 1 (unaudited). According to Rule 15c3-1, PBS's net capital

                            PMC INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   YEARS ENDED DECEMBER 31, 1995 AND 1994 AND
                NINE MONTHS ENDED SEPTEMBER 30, 1996 (UNAUDITED)
                                  (Continued)

NOTE 6 - REGULATORY REQUIREMENTS (continued)

ratio shall not exceed 15 to 1. On a consolidated basis, as a result of the requirement, net assets of $120,000 are unavailable for any purpose other than meeting PBS's net capital requirements at December 31, 1995.

NOTE 7 - NOTES PAYABLE

Notes payable consist of the following:


                                                  September 30,
                                                       1996      December 31, 1995   December 31, 1994
                                                   -----------   -----------------   -----------------
                                                   (unaudited)
8-1/2% note payable to shareholder, due            $3,000,000        $1,200,000           $       --
July 26, 2000 interest payable monthly
beginning August 10, 1996, principal and all
accrued and unpaid interest is due at maturity,
secured by all assets of PMCI and its
subsidiaries (except PBS which security
interest is only to its outstanding common
stock owned by PMCI)

11.5% note payable to shareholder(s),                  16,697            22,470               45,000
unsecured, due August 1, 1998, payable in
monthly installments of $832 including interest

9% notes payable to employees and unrelated           482,500           425,000                   --
individuals, due December 29, 1996, principal
and interest payable on or before maturity date,
secured by a second lien on Company assets

                                                   ----------        ----------           ----------
9% notes payable to employees and unrelated         1,017,500
individuals, due December 31, 1997, principal
and interest payable on or before maturity date,
secured by a second lien on Company assets
                                                   ----------        ----------           ----------
                                                   $4,516,697        $1,647,470           $   45,000
                                                   ==========        ==========           ==========

The above $1,200,000 shareholder note payable is related to a financing and stock purchase agreement which encompasses a series of transactions, none of which are considered binding until certain criteria are met. The shareholder acquired 1,000,000 shares of the Company's common stock in a private transaction with another individual and loaned the Company $1,200,000. In connection with this loan, a warrant to purchase 1,200,000 shares of common stock (see note 4) was also received. In addition, the shareholder obtained an option to lend the Company an additional $1,800,000 and received option rights similar to the initial loan. In December, 1995 the Company accepted an offer from this shareholder to partially exercise its $1,800,000 option above, in the amount of $440,000 to fund the expected settlement costs with the Securities and Exchange Commission as mentioned in note 8. In January 1996 the shareholder partially

                            PMC INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   YEARS ENDED DECEMBER 31, 1995 AND 1994 AND
                NINE MONTHS ENDED SEPTEMBER 30, 1996 (UNAUDITED)
                                  (Continued)

NOTE 7 - NOTES PAYABLE (continued)


exercised its $1,800,000 option above and loaned the Company $241,000, and received a warrant to purchase 241,000 shares of common stock at $1.00 per share.

On December 14, 1995 the Company commenced a private offering of units. Each unit consists of a convertible promissory note with a principal amount of $1,000 and a warrant to purchase 1,000 shares of common stock. Each warrant entitles the holder to purchase one share of common stock at a per share price equal to the greater of $1.00 or the market price on the initial closing date of the offering (see note 4). As of December 31, 1995, 425 units were sold pursuant to this offering.

The above $3,000,000 shareholder note payable is related to a financing and stock purchase agreement which encompasses a series of transactions. In 1995 the shareholder acquired 1,000,000 shares of the Company's common stock in a private transaction with another individual and loaned the Company $1,200,000. In connection with this loan, a warrant to purchase 1,200,000 shares of common stock (see Note 3) was also received. In addition, the shareholder obtained an option to lend the Company an additional $1,800,000 and received option rights similar to the initial loan.

As of December 31, 1995, maturities of notes payable are as follows:


          Year ending
          December 31,
          1996                             $      431,003
          1997                                      8,535
          1998                                      7,932
          1999                                          -
          2000                                  1,200,000
                                           --------------
                                           $    1,647,470

During March, 1995, through a private offering, PMCI issued $300,000 of convertible promissory notes bearing 15% interest per annum. These notes were repaid in July 1995. Noteholders also received warrants.

In January 1996 the shareholder partially exercised its $1,800,000 option and loaned the Company $241,169, and received a warrant to purchase 241,169 shares of common stock at $1.00 per share. In April, 1996 the Company accepted $440,000 from this shareholder as partial exercise of its $1,800,000 option to fund the expected settlement costs with the Securities and Exchange Commission as mentioned in Note 7. The shareholder received a warrant to purchase 440,000 shares of common stock at $1.00 per share. In May, 1996 the Company accepted $500,000 from this shareholder as a further partial exercise of its loan option, and the shareholder received a warrant to purchase 500,000 shares of common stock at $1.00 per share. On June 30, 1996 the Company received a firm commitment from the shareholder to exercise the remainder of its option and loan the Company $618,831. The funds were received by the Company on July 9, 1996 and Shareholder received a warrant to purchase 618,831 shares of common stock at $1.00 per share (unaudited).

On December 14, 1995 the Company commenced a private offering of units. Each unit consists of a convertible promissory note with a principal amount of $1,000 and a warrant to purchase 1,000 shares of common stock. Each warrant entitles the holder to purchase one share of common stock at a per share price equal to the greater of $1.00 or the market price on the initial closing date of the offering. A total of 482.5 units were sold pursuant to this offering. On May 7, 1996 the Company commenced a further private offering of units of securities. Each unit consists of a convertible promissory note with a principal amount of $1,000 and a warrant to purchase 1,000 shares of common stock. Each warrant entitles the holder to purchase one share of common stock at a per share price equal to the greater of $1.00 or the market price on the initial closing date of the offering. A total of 1,017.5 units were sold pursuant to this offering (unaudited). (See Note 3).

                            PMC INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   YEARS ENDED DECEMBER 31, 1995 AND 1994 AND
                NINE MONTHS ENDED SEPTEMBER 30, 1996 (UNAUDITED)
                                  (Continued)

NOTE 7 - NOTES PAYABLE (continued)


As of September 30, 1996, maturities of notes payable are as follows
(unaudited):


          Year ending
          December 31,
          1996                             $      482,730
          1997                                  1,026,035
          1998                                      7,932
          1999                                          -
          2000                                  3,000,000
                                           --------------
                                           $    4,516,697


NOTE 8 -      COMMITMENTS AND CONTINGENCIES

The Company has leases for office space and equipment under various operating and capital leases. Included in furniture and equipment is $90,119 of equipment under capital leases at December 31, 1995 and accumulated depreciation relating to these leases of $6,588. Future minimum lease payments under noncancelable leases as of December 31, 1995 are as follows:


                                                                     Principal
Year Ending                                                            due
December 31,                              Operating      Capital   Capital Lease
------------                              ---------      -------   -------------
1996                                      $  374,419   $   40,206   $   28,883
1997                                         343,847       35,605       27,271
1998                                         351,672       24,752       19,336
1999                                         298,658           --           --
2000                                         293,567           --           --
Thereafter                                    24,000           --           --
                                          ----------   ----------   ----------
                                          $1,686,163      100,563   $   75,490
                                          ==========                ==========

Less amount representing interest                          24,943

Present value of net minimum lease
   payments                                            $   75,570
                                                       ==========

The Company also leases certain equipment from a shareholder and a prior shareholder on a month-to-month basis. During the year ended December 31, 1995, PMC paid $6,117 under this lease. Total rent expense for facilities and equipment for the years ended December 31, 1995 and 1994, was $410,263 and $301,964, respectively.

                            PMC INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   YEARS ENDED DECEMBER 31, 1995 AND 1994 AND
                NINE MONTHS ENDED SEPTEMBER 30, 1996 (UNAUDITED)
                                  (Concluded)

NOTE 8 - COMMITMENTS AND CONTINGENCIES (continued)

The Company has leases for office space and equipment under various operating and capital leases. Included in furniture and equipment is $227,258 of equipment under capital leases at September 30, 1996 and accumulated depreciation relating to these leases of approximately $37,862 (unaudited). Future minimum lease payments under noncancelable leases as of September 30, 1996 are as follows (unaudited):


                                                                     Principal
Year Ending                                                            due
December 31,                              Operating      Capital   Capital Lease
------------                              ---------      -------   -------------
1996                                         101,599        23,454      18,518
1997                                         375,824        88,456      74,364
1998                                         351,672        77,100      71,457
1999                                         298,658         6,232       5,958
2000                                         293,567             -           -
Thereafter                                    24,000             -           -
                                          ----------     ---------   ---------

                                          $1,445,320     $ 195,242   $ 170,297
                                          ----------     ---------   ---------

Less amount representing interest                           24,945
                                                         ---------
Present value of net minimum lease
         payments                                        $ 170,297
                                                         ---------

The Company also leases certain equipment from a shareholder and a prior shareholder on a month-to-month basis. During each of the nine month periods ended September 30, 1996 and September 30, 1995, PMC paid $7,488 under this lease. Total rent expense for facilities and equipment for the nine months ended September 30, 1996 and 1995, was $362,626 and $326,780 respectively (unaudited).

As of December 31, 1995, PMC was under a formal order of private investigation by the Securities and Exchange Commission relating to certain aspects of PMC's practices with respect to the purchase and sale of securities for its customer accounts. PMC discontinued this practice in April, 1994 and submitted a written statement to the staff of the Commission. As of December 31, 1995, the Company had submitted settlement proposals to the Commission, without admitting or denying liability, on behalf of PMC under a plan which PMC would disgorge its trading profits realized from principal trading together with prejudgment interest in the amount of $465,000. This amount has been included in other liabilities in the accompanying financial statements for December 31, 1995. As of December 31, 1995, management and its legal counsel are unable to determine if the proposal will be accepted by the Commission, or what action, if any, the Commission will take in regards to this matter. Therefore the $465,000 is only an estimate of the settlement amount; the actual settlement amount could be in excess of the amount recorded in the accompanying financial statements. In addition, the Company has agreed to indemnify a prior officer and shareholder for expenses incurred in his defense of this investigation.

On June 27, 1996, PMC and its President entered into a settlement with Commission concerning the SEC investigation. Under the terms of the settlement, without admitting or denying various findings of the SEC, PMC agreed to disgorge certain net trading profits realized from principal trading together with prejudgment interest thereon in an amount to be determined by an independent accountant. As of September 30, 1996, the Company has preliminarily estimated the

                            PMC INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   YEARS ENDED DECEMBER 31, 1995 AND 1994 AND
                NINE MONTHS ENDED SEPTEMBER 30, 1996 (UNAUDITED)
                                  (Concluded)

NOTE 8 - COMMITMENTS AND CONTINGENCIES (continued)

amount of the net trading profits to be $465,000. This amount is only an estimate and the actual amount of the disgorgement may materially differ.

The Company is involved in certain litigation arising in the normal course of business, which is in the preliminary or early stages. Management, after review and discussion with counsel, believes the resolution of the matters will not have a material effect on the Company.

The Company has suffered significant losses from operations and has a working capital deficiency of approximately $2,800,000 and $2,231,000 as of December 31, 1995 and September 30, 1996, respectively, which losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments relating to the recovery and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should the Company discontinue operations.


NOTE 9 - EMPLOYEE BENEFIT PLAN

Salary deferral "401(k)" plan

The plan allows employees, who have completed one year of employment and at least 1,000 hours service, to defer up to 15% of their salary. The Company intends to match employee contributions by an amount determined annually by the board of directors. Only contributions up to the first 6% of an employee's salary will be considered for the match. On February 15, 1995 PMCI's Board of Directors approved the issuance of 15,212 shares of PMCI common stock (valued at the market price at the date of grant of $1.00 per share) to match participant's contributions for the year ended December 31, 1994.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Article V of the Company's Articles of Incorporation requires the Company to indemnify any person who is or is threatened to be made a party to any civil, criminal, administrative, arbitrative or investigative proceeding instituted or threatened by reason of the fact that he is or was a director or officer of the Company or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust, other enterprise or employee benefit plan if the claim is based on actions taken by such person in good faith with the reasonable belief that such action was in the best interest of the Company.

         Article V of the Company's Articles of Incorporation further requires the Company to indemnify any person who is or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company by reason of the fact that he is or was a director or officer of the Company or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust, other enterprise or employee benefit plan if the claim is based on actions taken by such person in good faith with the reasonable belief that such action was in the best interest of the Company, provided, however, that such person generally shall not be indemnified for negligent or wilful misconduct.


ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby, all of which expenses, except for the Commission registration fee, are estimated:


Securities and Exchange Commission registration fee.....  $7,009
Printing expenses ......................................       *
Legal fees and expenses ................................       *
Accounting fees and expenses* ..........................       *
Blue Sky fees and expenses .............................       *
Miscellaneous* .........................................       *
                                                          ------
                  Total ................................  $    *




*    To be supplied by amendment

            All of the above expenses will be borne by the Company.

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES


February 1995 Private Placement

         In February 1995, the Company sold debt securities in an aggregate principal amount of $300,000. Each dollar loaned carried with it a warrant to purchase one share of Common Stock at an exercise price of $1.00 per share. Purchasers received registration rights with respect to shares of Common Stock issued upon exercise of the warrants. The purchasers were primarily employees, business associates and affiliates of the Company.

Bedford Loans

         In July 1995, the Company entered into a transaction with Bedford pursuant to which Bedford loaned $1.2 million to the Company and received an option to loan up to an additional $1.8 million to the Company for a specified period of time and pursuant to certain call provisions. Between July 1995 and July 1996, the Company obtained the full $3.0 million financing from Bedford. Each dollar loaned carried a ten-year warrant to purchase one share of the Common Stock at an exercise price of $1.00 per share.

December 1995 and June 1996 Private Placements

         In December 1995 and January 1996, the Company issued a total of 482.5 units through a private placement, with each unit consisting of a convertible promissory note with a principal amount of $1,000 and a warrant to purchase 1,000 shares of Common Stock at an exercise price of $1.00 per share. During June 1996 the Company issued an additional 1,017.5 units through another private placement under substantially the same terms. The purchasers of these units were primarily employees, business associates and affiliates of the Company. Each purchaser received registration rights with respect to the shares of Common Stock underlying the warrants.

November 1996 Bridge Loan

         In November 1996, the Company borrowed $250,000 to fund its working capital requirements pending closing of a private placement of Common Stock in December 1996. Fifty percent of the loan was provided by Keefe, Bruyette & Woods, Inc., the Placement Agent in the December 1996 private placement, and the balance equally by certain members of management of the Company, Bedford, and certain affiliates of Bedford. The lenders received five-year warrants to purchase an aggregate of 25,000 shares of the Common Stock. The warrants have an exercise price of $1.625 per share. The lenders received registration rights with respect to the Common Stock to be issued upon exercise of the warrants.

December 1996 Private Placement

         On December 24, 1996 the Company completed a private placement of 5,177,000 shares of Common Stock at a price of $2.125 per share. The purchasers of the Shares were all accredited investors.

December 1996 Restructuring

         On December 24, 1996, the Company completed a restructuring of its debt. The restructuring involved the repayment of interest owing under the notes issued in connection with the December 1996/January 1996 and May/June 1996 private placements and the Bedford loans. In connection with the restructuring, Bedford exercised warrants to purchase a total of 1,023,750 shares of Common Stock, and received new warrants to purchase 150,000 shares of Common Stock at an exercise price of $2.125 per share. The holders of warrants issued in connection with the December 1995 and June 1996 private placements exercised warrants to purchase an aggregate of 1,500,000 shares of Common Stock, and received, pro rata, new warrants to purchase an aggregate of 150,000 shares of Common Stock at an exercise price of $2.125 per share.

         In each of the cases listed above, the Company claimed an exemption from the registration requirements of the Securities Act under Section 4(2) of the Securities Act.

ITEM 27.  EXHIBITS

     (a)      Exhibits

                 3.1     Articles of Incorporation of the Company (1)

                 3.2     Bylaws of the Company

                 4.1*    Specimen Common Stock certificate of the Company

                 4.2 The Articles of Incorporation and Bylaws of the Company are included as Exhibits 3.1 and 3.2

                 5.1* Opinion of Holme Roberts & Owen LLP as to the legality of the issuance of the shares

                 10.1    Employment Agreement between the Company and Kenneth
                         S. Phillips dated as of July 26, 1995

                 10.2 Amended and Restated Employment Agreement between the Company and David L. Andrus dated as of December 17, 1996

                 10.3 Form of Subscription Agreement between the Company and each of the lenders in the November 1996 bridge financing

                 10.4 Form of warrant issued to each of the lenders in the November 1996 bridge financing.

                 10.5 Form of Registration Rights Agreement between the Company, each of the lenders in the November 1996 bridge financing, each of the investors in the December 1996 private placement, and the placement agent in the December 1996 private placement

                 10.6 Form of Subscription Agreement between the Company and each of the investors in the December 1996 private placement

                 10.7 Warrant dated December 24, 1996 issued to Keefe, Bruyette & Woods, Inc.

                 10.8 Form of warrant issued to investors in connection with the December 1996 restructuring

                 10.9 Restructuring Agreement dated as of December 24, 1996 among the Company, Bedford Capital Financial Corporation ("Bedford"),Portfolio Management
                         Consultants, Inc.("PMC"), Portfolio Brokerage Services, Inc.("PBS") and Portfolio Technology Services ("PTS")

                 10.10 Amended and Restated Registration Rights Agreement dated as of December 24, 1996 among the Company and Bedford

                 10.11 Shareholders Agreement dated as of December 24, 1996 among the Company, Bedford, Kenneth S. Phillips, David
                         L. Andrus and Phillips & Andrus LLC

                 10.12 Form of Warrant dated December 24, 1996 issued to Bedford and certain of its associates

                 10.13 Advisory Agreement effective as of July 26, 1995, between Nevcorp Inc. and the Company

                 10.14   Termination of Nevcorp Consulting Agreement

                 10.15   Stock Option Plan of the Company

                 10.16 Reimbursement and Pledge Agreement dated January 8, 1997 among the Company, KP3, LLC, and Kenneth S. Phillips

                 10.17 Term Loan Agreement dated as of January 8, 1997 among the Company, KP3, LLC and Norwest Bank Colorado N.A.

                 10.18 Investment Agreement dated as of July 26, 1995 among the Company, PMC, PBS, PTS, and Bedford (2)

                 21.1    List of Subsidiaries (2)

                 23.1 Consent of Spicer Jeffries & Co., Certified Public Accountants

                 23.2 Consent of Holme Roberts & Owen LLP is to be included in Exhibit 5.1

                 24.1    Powers of Attorney


*      To be filed by amendment.

(1) Incorporated by reference from the Company's Registration Statement on Form S-1 (File No. 33-37800) dated November 15, 1990.

(2) Incorporated by reference from the Company's Annual Report on Form 10-KSB (File No. 0-14937) for the year ended December 31, 1994.

ITEM 28.  UNDERTAKINGS


         The Registrant hereby undertakes that it will:

         (1) file, during any period in which it offers to sell securities, a post-effective amendment to this registration statement to:

             (i) include any prospectus required by section 10(a)(3) of the Securities Act;

             (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) include any additional or changed material information on the plan of distribution required in a post-effective amendment is incorporated by reference from periodic reports filed by the small business issuer under the Exchange Act.

         (2) for determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

         (3) file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant, pursuant to the provisions described in Item 24 or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by a final adjudication of such issue.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on this 6th day of February, 1997.

                                    PMC International, Inc.
                                    a Colorado corporation


                                    By:  /s/ Kenneth S. Phillips
                                         -------------------------------------
                                         Kenneth S. Phillips
                                         President and Chief Executive Officer


         In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.



                                   Title Position Held
            Signature              With the Registrant                          Date
            ---------              -------------------                          ----
     /s/ Kenneth S. Phillips     President, Chief Executive               February 6, 1997
-------------------------------    Officer and Director
       Kenneth S. Phillips

                *                Executive Vice President and             February 6, 1997
-------------------------------     Director
         David L. Andrus

                *                Treasurer and Chief Financial            February 6, 1997
-------------------------------     Officer (principal accounting and
            Vali Nasr               financial officer)

                *                Chairman of the Board and Director       February 6, 1997
-------------------------------
        J. M. Nevil Thomas

                *                Director                                 February 6, 1997
-------------------------------
          D. Porter Bibb

By:  /s/ Kenneth S. Phillips
     -------------------------------------
     Kenneth S. Phillips, attorney-in-fact

                                 EXHIBIT INDEX


               Exhibit
               Number             Description
               -------            -----------

                 3.1     Articles of Incorporation of the Company (1)

                 3.2     Bylaws of the Company

                 4.1*    Specimen Common Stock certificate of the Company

                 4.2 The Articles of Incorporation and Bylaws of the Company are included as Exhibits 3.1 and 3.2

                 5.1* Opinion of Holme Roberts & Owen LLP as to the legality of the issuance of the shares

                 10.1    Employment Agreement between the Company and Kenneth
                         S. Phillips dated as of July 26, 1995

                 10.2 Amended and Restated Employment Agreement between the Company and David L. Andrus dated as of December 17, 1996

                 10.3 Form of Subscription Agreement between the Company and each of the lenders in the November 1996 bridge financing

                 10.4 Form of warrant issued to each of the lenders in the November 1996 bridge financing.

                 10.5 Form of Registration Rights Agreement between the Company, each of the lenders in the November 1996 bridge financing, each of the investors in the December 1996 private placement, and the placement agent in the December 1996 private placement

                 10.6 Form of Subscription Agreement between the Company and each of the investors in the December 1996 private placement

                 10.7 Warrant dated December 24, 1996 issued to Keefe, Bruyette & Woods, Inc.

                 10.8 Form of warrant issued to investors in connection with the December 1996 restructuring

                 10.9 Restructuring Agreement dated as of December 24, 1996 among the Company, Bedford Capital Financial Corporation ("Bedford"),Portfolio Management
                         Consultants, Inc.("PMC"), Portfolio Brokerage Services, Inc.("PBS") and Portfolio Technology Services ("PTS")

                 10.10 Amended and Restated Registration Rights Agreement dated as of December 24, 1996 among the Company and Bedford

                 10.11 Shareholders Agreement dated as of December 24, 1996 among the Company, Bedford, Kenneth S. Phillips, David
                         L. Andrus and Phillips & Andrus LLC

                 10.12 Form of Warrant dated December 24, 1996 issued to Bedford and certain of its associates

                 10.13 Advisory Agreement effective as of July 26, 1995, between Nevcorp Inc. and the Company

                 10.14   Termination of Nevcorp Consulting Agreement

                 10.15   Stock Option Plan of the Company

                 10.16 Reimbursement and Pledge Agreement dated January 8, 1997 among the Company, KP3, LLC, and Kenneth S. Phillips

                 10.17 Term Loan Agreement dated as of January 8, 1997 among the Company, KP3, LLC and Norwest Bank Colorado N.A.

                 10.18 Investment Agreement dated as of July 26, 1995 among the Company, PMC, PBS, PTS, and Bedford (2)

                 21.1    List of Subsidiaries (2)

                 23.1 Consent of Spicer Jeffries & Co., Certified Public Accountants

                 23.2 Consent of Holme Roberts & Owen LLP is to be included in Exhibit 5.1

                 24.1    Powers of Attorney


*      To be filed by amendment.

(1) Incorporated by reference from the Company's Registration Statement on Form S-1 (File No. 33-37800) dated November 15, 1990.

(2) Incorporated by reference from the Company's Annual Report on Form 10-KSB (File No. 0-14937) for the year ended December 31, 1994.